Exhibit 99.4

AGREEMENT OF PURCHASE AND SALE OF SHARES OF SKV TECHNOLOGY INC. Made on February 27, 2026 By and among AMBER THOMAS - and – JASON THOMAS as Vendors - and – Quantum eMotion Corp. as Purchaser Sedar+ copy

TABLE OF CONTENTS 1. INTERPRETATION ....................................................................................... 2 1.1 Definitions ......................................................................................... 2 1.2 Gender ............................................................................................ 11 1.3 Headings.......................................................................................... 11 1.4 Currency .......................................................................................... 11 1.5 Severability ...................................................................................... 11 1.6 Entire Agreement ............................................................................... 11 1.7 Amendment ...................................................................................... 12 1.8 Waiver ............................................................................................ 12 1.9 Governing Law ................................................................................... 12 1.10 Language ......................................................................................... 12 1.11 Calculating Time Periods ...................................................................... 12 1.12 Obligations of the Vendors .................................................................... 12 1.13 Schedules and Exhibits ......................................................................... 12 1.14 Inconsistency .................................................................................... 13 1.15 Preamble ......................................................................................... 13 1.16 Meaning of “Knowledge” ....................................................................... 13 1.17 Statutes .......................................................................................... 13 2. PURCHASE AND SALE ................................................................................. 13 2.1 Agreement of Purchase and Sale ............................................................. 13 2.2 Purchase Price ................................................................................... 14 2.3 Earn-Out Consideration ........................................................................ 14 2.4 Royalties Consideration ........................................................................ 18 3. REPRESENTATIONS AND WARRANTIES OF THE VENDORS WITH RESPECT TO THEMSELVES . 20 3.1 Due Authorization ............................................................................... 21 3.2 Enforceability.................................................................................... 21 3.3 No Insider ........................................................................................ 21 3.4 No Conflict ....................................................................................... 21 3.5 Title to Purchased Shares ...................................................................... 22 3.6 Proceedings Pertaining to the Purchased Shares ........................................... 22 3.7 Solvency .......................................................................................... 22 3.8 Acknowledgment of Canadian Hold Period .................................................. 22 3.9 Access to Information .......................................................................... 22 3.10 Sophistication and Risk Acknowledgment ................................................... 23 3.11 No Broker-Dealer Involvement ................................................................ 23 4. REPRESENTATIONS AND WARRANTIES OF THE VENDORS WITH RESPECT TO THE CORPORATION .............................................................................................. 23 4.1 Due Incorporation ............................................................................... 23 4.2 No Conflict ....................................................................................... 23 4.3 Shares of the Corporation ..................................................................... 24 4.4 No Subsidiaries or Other Shareholdings ...................................................... 24 4.5 No Options ....................................................................................... 24 4.6 Solvency .......................................................................................... 25

Agreement of Purchase and Sale of Shares /iii 4.7 Corporate Records and Books ................................................................. 25 4.8 Financial Statements and Balance Sheet .................................................... 25 4.9 Owned Real Property and Real Property Leases ............................................ 25 4.10 Compliance with Laws ......................................................................... 25 4.11 Data Protection ................................................................................. 26 4.12 Intellectual Property ........................................................................... 26 4.13 Insurance ......................................................................................... 28 4.14 Bank Accounts and Powers of Attorney ...................................................... 28 4.15 Litigation ......................................................................................... 28 4.16 Tax Matters ...................................................................................... 28 4.17 Employee Matters ............................................................................... 29 4.18 Permits ........................................................................................... 29 4.19 Approvals and Consents ........................................................................ 29 4.20 Material Contracts .............................................................................. 29 4.21 No default under Material Contracts ......................................................... 30 4.22 Stand Alone ...................................................................................... 30 4.23 No Collusion or Unethical Conduct ........................................................... 30 4.24 Restrictions on Business Activities ............................................................ 30 4.25 Indebtedness..................................................................................... 31 4.26 No Liabilities ..................................................................................... 31 4.27 Full Disclosure ................................................................................... 31 5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER ..................... 31 5.1 Incorporation .................................................................................... 31 5.2 Authorization .................................................................................... 31 5.3 Enforceability.................................................................................... 32 5.4 No Conflict ....................................................................................... 32 5.5 Compliance with Future Payout Provisions to Vendors for Earn Out Considerations. . 32 5.6 Issuance of Equity Consideration ............................................................. 32 5.7 Resale Registration Covenant ................................................................. 33 6. COVENANTS OF THE VENDORS ...................................................................... 33 6.1 Conduct of Business ............................................................................ 33 6.2 Adverse Change ................................................................................. 34 6.3 Additional Undertakings of the Vendors ..................................................... 34 7. CONDITIONS OF CLOSING ............................................................................ 34 7.1 Conditions for the Benefit of the Purchaser ................................................ 34 7.2 Conditions for the Benefit of the Vendors .................................................. 35 8. POST-CLOSING EMPLOYMENT ....................................................................... 36 9. TERMINATION ......................................................................................... 36 9.1 Termination Events ............................................................................. 36 9.2 Frustration of Closing Conditions ............................................................. 36 9.3 Effect of Termination .......................................................................... 37 10. CLOSING ............................................................................................. 37 10.1 Vendors’ Closing Deliveries .................................................................... 37

Agreement of Purchase and Sale of Shares /iv 10.2 Purchaser Closing Deliveries .................................................................. 38 11. SURVIVAL OF REPRESENTATIONS AND WARRANTIES .......................................... 38 11.1 Survival of Representations and Warranties of the Vendors .............................. 38 11.2 Survival of Representations and Warranties of Purchaser ................................ 39 12. INDEMNIFICATION .................................................................................. 39 12.1 Indemnification by the Vendors............................................................... 39 12.2 Indemnification by Purchaser ................................................................. 40 12.3 Direct Claim ..................................................................................... 40 12.4 Defense of Third Party Claim.................................................................. 40 12.5 No Compromise.................................................................................. 40 12.6 Payment of Direct Claims ...................................................................... 41 13. RESOLUTION OF CONFLICT ....................................................................... 41 14. MISCELLANEOUS .................................................................................... 42 14.1 Press Release and Confidentiality ............................................................ 42 14.2 Further Assurances ............................................................................. 42 14.3 Successors in Interest .......................................................................... 42 14.4 Assignment ....................................................................................... 42 14.5 Notices ........................................................................................... 42 14.6 Expenses ......................................................................................... 44 14.7 Counterparts ..................................................................................... 44 14.8 Survival ........................................................................................... 44

AGREEMENT OF PURCHASE AND SALE OF SHARES made on the 27th day of February, 2026 (the “Agreement Date”). BY AND AMONG: AMBER THOMAS, residing and domiciled at , the United States of America; (hereinafter referred to as “Amber”) AND: JASON THOMAS, residing and domiciled at , the United States of America; (hereinafter referred to as “Jason” and collectively with Amber, the “Vendors”) AND: QUANTUM EMOTION CORP., a corporation incorporated under the laws of Canada, having its registered address at 2300 Alfred Nobel, Suite 209, Montréal (Québec) H4S 2A4, Canada, hereby duly represented by Francis Bellido, in his capacity as president and chief executive officer; (hereinafter referred to as the “Purchaser”) AND: SKV TECHNOLOGY INC., a corporation incorporated under the laws of the California, having its registered address at 30650 Rancho California Road Suite 406-130 Temecula, California 92591, the United States of America, hereby duly represented by Jason Thomas, in his capacity as President; (hereinafter referred to as the “Corporation”) WHEREAS the Corporation carries on the business of providing high quality cryptographic and digital signature solution (the “Business”). WHEREAS Amber and Jason hold all the issued and outstanding shares of the Corporation. WHEREAS the Purchaser wishes to purchase from the Vendors, on the Closing Date, all and not less than all the issued and outstanding shares of the Corporation, and the Vendors wish to sell to the Purchaser such shares, subject to the terms and conditions of this Agreement. Personal Data Personal Data

Agreement of Purchase and Sale of Shares /2 THIS AGREEMENT WITNESSETH THAT, in consideration of the premises set forth herein, the mutual covenants and agreements herein contained and other good and valuable consideration herein contained, it is agreed by and between the Parties as follows: 1. INTERPRETATION 1.1 Definitions For the purposes of this Agreement or any notice, consent, authorization, direction or other communication required or permitted to be given hereunder, the following words and phrases shall have the following meanings, respectively, unless the context otherwise requires: 1.1.1 “Affiliate” shall mean, in respect of any corporation, any corporation which it directly or indirectly controls or is controlled by or with which it is under direct or indirect common control, or any corporation which is directly or indirectly controlled by a corporation which controls the first-mentioned corporation, and for the purpose of this definition, “Control” shall mean, with respect to any corporation, the ownership of shares of such corporation to which are attached more than fifty percent (50%) of the votes that may be cast to elect directors of such corporation including any shares which are voted only upon the occurrence of a contingency where such contingency has occurred and is continuing, in each case where the votes attached to such shares are sufficient, if exercised, to elect a majority of the directors of such a corporation; 1.1.2 “Agreement” shall mean this agreement for the purchase and sale of the Purchased Shares (including its preamble and all Schedules and Exhibits hereto), including any amendment hereto or restatement hereof effected in compliance with the terms hereof; 1.1.3 “Agreement Date” shall have the meaning ascribed thereto in the Preamble; 1.1.4 “Allocation Percentage” shall mean, for each Vendor, the percentage specified opposite such Vendor’s name below: (a) Amber: 50% (b) Jason: 50% 1.1.5 “Applicable Securities Laws” means, collectively, the U.S. Securities Act, the rules and regulations promulgated thereunder, including Regulation D, Regulation S and Rule 144, applicable U.S. state securities or “blue sky” laws, and all applicable Canadian federal and provincial securities laws, rules, regulations and policies, including applicable stock exchange policies. 1.1.6 “Assets” shall mean all of the Corporation’s right, title and interest in and to the Business, properties, assets and rights of any kind, whether tangible or intangible, movable or immovable (including, for greater certainty, any and all Intellectual Property and information technology), used in connection with the Business and owned by the Corporation or in which the Corporation has

Agreement of Purchase and Sale of Shares /3 any interest, including, without limitation, to the properties, assets and rights as of the Closing Date; 1.1.7 “Base Maximum Consideration” shall have the meaning ascribed thereto in Section 2.3.4; 1.1.8 “Base Payment” shall have the meaning ascribed thereto in Section 2.3.2; 1.1.9 “Books and Records” shall mean all books of accounts, ledgers, Tax Returns and other Tax refunds, personnel records, historic documents relating to the Business, the Purchased Shares, including, without limitation, working materials and sales and marketing materials, clients and suppliers lists, referral sources, research and development reports and records, production reports and records, equipment logs, operating and installation guides and manuals, business reports, plans and projections and all other documents, titles, correspondence and other information of the Corporation (whether in written, electronic or any other form); 1.1.10 “Business” shall have the meaning ascribed thereto in the Preamble; 1.1.11 “Business Day” shall mean any day, other than a Saturday, Sunday, or other day on which the principal commercial banks located in Montréal, Québec, Canada are not open for business during normal banking hours; 1.1.12 “Closing” shall mean the completion of the acquisition by the Purchaser of the Purchased Shares in accordance with Section 10; 1.1.13 “Closing Date” shall be the Agreement Date, or such other date as may be agreed in writing between the Parties; 1.1.14 “Closing Documents” shall mean this Agreement and all documentation relating to the acquisition by the Purchaser of the Purchased Shares and the transactions contemplated hereby; 1.1.15 “Constating Documents” shall mean, in respect of any entity, the corporate and constating documents, including, without limitation, all certificates, articles, constituting documents, by-laws, limited liability company agreement, operating agreement, partnership agreement, deed of trust or other similar organisational documents of such entity and any amendment thereto; 1.1.16 “Contract” shall mean any written or oral legally binding contract, agreement, instrument, arrangement, commitment or undertaking of any nature (including leases, subleases, licenses, mortgages, notes, guarantees, sublicenses, subcontracts, letters of intent and purchase orders), including all amendments, supplements, exhibits and schedules thereto; 1.1.17 “Corporation” shall have the meaning ascribed thereto in the preamble, and includes any predecessors thereof or any successors thereof;

Agreement of Purchase and Sale of Shares /4 1.1.18 “Corporation Financial Information” means the Corporation’s (i) financial statements for the financial year of the Corporation ended December 30, 2024, and (ii) the balance sheet of the Corporation as at December 30, 2025; 1.1.19 “Data” shall mean all data collected, generated, or received by the Corporation in connection the use of its Intellectual Property in the conduct of the Business or the marketing, delivery, or use of the website hosted at https://securekeygroup.com/ including but not limited to Personal Data; 1.1.20 “Data Breach” shall mean the actual or suspected loss of, unauthorized access to, or use of, or unauthorized disclosure of Data under the control of the Corporation, or on behalf of the Corporation, as defined under applicable Data Protection Laws; 1.1.21 “Data Protection Laws” shall mean any applicable Laws on data protection, including the California Consumer Protection Act; 1.1.22 “Deadlock” shall have the meaning ascribed thereto in Section 2.3.21; 1.1.23 “Deadlock Notice” shall have the meaning ascribed thereto in Section 2.3.21; 1.1.24 “Deemed Issue Price” shall mean the VWAP or if the VWAP is less than the Discounted Market Price (as defined in the policies of the TSX venture Exchange), the Deemed Issue Price shall be the Discounted Market Price. 1.1.25 “Direct Claim” shall mean any proceeding instituted or any claim or demand asserted by the Purchaser against the Vendors; 1.1.26 “Earn-Out Achievement Report” shall mean the report of the Earn-Out Committee in the form attached as Exhibit 2.3.18; 1.1.27 “Earn-Out Calculation” shall have the meaning ascribed thereto in Section 2.3.16; 1.1.28 “Earn-Out Committee” shall have the meaning ascribed thereto in Section 2.3.16; 1.1.29 “Earn-Out Consideration” shall have the meaning ascribed thereto in Section 2.3.1; 1.1.30 “Earn-Out Milestones” shall have the meaning ascribed thereto in Section 2.3.1; 1.1.31 “Earn-Out Period” shall mean two (2) full financial years of the Corporation as from the Closing Date; 1.1.32 “Employees” shall mean all of the employees of the Corporation and, for greater certainty, includes without limitation (i) employees employed on an hourly or salaried basis, (ii) unionized and non-unionized employees, (iii) full-time, part-time, fixed-term or indeterminate term or temporary employees, and (iv) employees receiving short-term or long-term disability benefits or

Agreement of Purchase and Sale of Shares /5 payments or worker’s compensation, (v) employees on secondment, and (vi) any other employees who are not actively at work but whose employment contracts have not been terminated; 1.1.33 “Employment Agreement” shall mean the employment agreement entered into on the Closing Date, or such other date as may be agreed between the Parties, between the Corporation and Jason, substantially in the form attached hereto as Exhibit 1.1.33; 1.1.34 “Encumbrances” shall mean (i) all hypothecs, mortgages, pledges, privileges, encumbrances, security interests, transfers of property in stock, charges, deposits, servitudes, easements, reserves, conditional sale contracts, ownership or title retention agreements, leases, occupation rights, encroachments, homologated lines, restrictive covenants, title defects and other encumbrances or rights of others of any nature whatsoever or, however, arising, including in connection with Taxes, (ii) all arrangements or conditions that in substance secures payment or performance of an obligation, and (iii) all actions, claims or demands of any nature whatsoever or howsoever arising; and “Encumbrance” shall mean any one of them; 1.1.35 “Equity Consideration” shall mean any Base Payment or portion thereof made in QeM Shares, as provided under Section 2.3.25; 1.1.36 “Fundamental Representations” shall have the meaning ascribed thereto in Section 11.1.1.2; 1.1.37 “Governmental Authority” shall mean (i) any domestic or foreign national, federal, provincial, state, regional, municipal or other government or body, (ii) any multinational, multilateral or international body, (iii) any subdivision, ministry, department, secretariat, bureau, agency, commission, board, instrumentality or authority of any of the foregoing governments or bodies, (iv) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing governments or bodies, or (v) any domestic, foreign, international, multilateral or multinational judicial, quasi-judicial, arbitration or administrative court, tribunal, grand jury, commission, board or panel, and (iv) any stock exchange or securities regulatory authority; 1.1.38 “IFRS” shall mean the International Financial Reporting Standards as issued by the International Accounting Standards Board and which have been prescribed as being Canadian generally accepted accounting principles for publicly accountable enterprises, in effect as at the date on which such reference is being applied or is required to be applied; 1.1.39 “Indemnified Party” shall have the meaning ascribed thereto in Section 12.1; 1.1.40 “Indemnifying Party” shall have the meaning ascribed thereto in Section 12.1; 1.1.41 “Indebtedness” means, in relation to the Corporation, any:

Agreement of Purchase and Sale of Shares /6 (a) indebtedness, obligations or Liabilities of whatsoever nature and kind of the Corporation for borrowed money or for the deferred purchase price of property or services (including reimbursement and all other obligations with respect to surety bonds, letters of credit, note purchase obligations and bankers’ acceptances, and any related fees or expenses (including overdrafts) as well as any loans or advances from shareholders or indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money, whether current or funded, or secured or unsecured; (b) obligations of the Corporation evidenced by notes, bonds, debentures, mortgages, or similar debt instruments or covenants to create the same; (c) indebtedness arising under capitalized leases, conditional sales contracts and other similar title retention instruments; and (d) indebtedness, obligations or liabilities to any Governmental Authority under any subsidy, contribution or similar agreement; 1.1.42 “Intellectual Property” shall mean any or all intellectual property rights in any jurisdiction throughout the world, whether registered or not, including, without limitation, those rights arising out of or related to: (i) all domestic and foreign patents and applications therefore and all re-examinations, reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof, (ii) all trade-marks, trade names, service marks, service names, certification marks, brands, logos, trade dresses, prototypes, proprietary devices and machines, domain names (including, without limitation, sub-domain names, social media identifiers), together with the goodwill associated with all of the foregoing, (iii) all copyrights and works protected by copyright including, without limitation, computer software, documentation, designs, schematics, specifications or records, (iv) all inventions (whether or not patentable), and (v) all proprietary and confidential business and technical information including, without limitation, technical data, trade secrets, ideas, formulae, algorithms, methods, techniques, processes, procedures, drawings, research and development and technology know-how, test results, formulations, technical papers, published works, databases, CAD files, data compilations and collections and technical data; including, in the case of each of clauses (i) through (vi), inclusively, whether such rights are registered or not and, in the case of each of clauses (i) through (vi), exclusively, any and all registrations, applications, recordings, common law rights and Contracts, all rights of privacy or moral rights, however denominated, throughout the world and in all media now known, and all rights to sue at law or in equity for any past, present or future infringement or other impairment of any and all of the foregoing, including the right to receive all proceeds and damages therefrom, where applicable at Law; 1.1.43 “Issuance Date” shall mean the date on QeM Shares are issued to the Vendors in the settlement of a Base Payment;

Agreement of Purchase and Sale of Shares /7 1.1.44 “Knowledge” shall have the meaning ascribed thereto in Section 1.16; 1.1.45 “Laws” shall mean: 1.1.45.1 all constitutions, treaties, laws, statutes, codes (including, without limitation, construction codes), ordinances, orders, decrees, rules, regulations, and municipal by-laws, whether domestic, foreign or international; 1.1.45.2 all judgments, orders, writs, injunctions, decisions, rulings, decrees, and awards of any Governmental Authority; 1.1.45.3 all policies, instruments, voluntary restraints, practices and guidelines of any Governmental Authority; and 1.1.45.4 all provisions of the foregoing; and “Law” shall mean any one of them; 1.1.46 “Liabilities” shall mean, without duplication, any Indebtedness, obligations, Encumbrances, commitments, demands and expenses of any nature or kind, whether known or unknown, accrued or unaccrued, absolute, contingent or otherwise and whether due or to become due, of any Person; 1.1.47 “Losses” shall mean any loss, Liability, damage, cost, expense, charge, fine, penalty or assessment suffered by a party, including the awards, costs and expenses of any action, suit, proceeding, demand, assessment, judgment, settlement or compromise and all interest, and reasonable professional fees and disbursements; 1.1.48 “Material Adverse Change” shall mean any result, occurrence, fact, change, event or effect (including, for the avoidance of doubt, any changes of Laws) that, individually or in the aggregate, has, or could reasonably be expected to have, a materially adverse effect on the Business, the Intellectual Property of the Corporation or the Corporation’s ability to operate the Business immediately after Closing substantially in the manner operated before Closing; 1.1.49 “Net Sales” shall mean the gross amounts invoiced by the Purchaser or any of its Affiliates to third parties for sales of products or services that incorporate, embed, are derived from, or otherwise include the Corporation’s cryptographic software, technology, or intellectual property (including the SecureKey Technology), less only the following deductions to the extent actually granted, allowed, or collected, as applicable: (i) customary trade, quantity, or volume discounts actually granted to customers in the ordinary course of business; (ii) credits, refunds, or chargebacks for returns or rejected products; and (iii) sales, use, value-added or similar taxes or duties collected from customers and remitted to a Governmental Authority. No other deductions shall be permitted in the calculation of Net Sales, including, without limitation, deductions for marketing, sales, administrative,

Agreement of Purchase and Sale of Shares /8 overhead, shipping, handling, insurance, commissions, bad debts, distribution, hosting, infrastructure, cloud service fees, cost of goods sold, or similar costs or expenses.Net Sales shall exclude intercompany transfers, internal use licenses, or internal deployments of such products or services, except to the extent that such transfers, licenses, or deployments are made for the purpose of ultimate resale or sublicensing to third-party customers, in which case Net Sales shall be deemed to occur at the time of invoicing to such third-party customers; 1.1.50 “Ordinary Course of Business” shall mean an action taken by a Person if: 1.1.50.1 such action is consistent with the past practices of such Person and is taken in the ordinary course of the day-to-day operations of such Person; 1.1.50.2 such action is not required to be specifically authorized by the board of directors of such Person and is not required to be specifically authorized by the parent company (if any) of such Person; and 1.1.50.3 such action is similar in nature and magnitude to actions customarily taken, without any specific authorization by the board of directors, in the ordinary course of the day-to-day operations of other Persons that are in the same line of business as such Person; 1.1.51 “Parties” shall mean all of the parties hereto collectively; and “Party” shall mean any one of them; 1.1.52 “Permits” shall mean all licenses, permits, franchises, approvals, authorisations, certificates of authorization, registrations, consents or orders of, or filings with, any Governmental Authority necessary for the conduct of the Business; 1.1.53 “Person” shall mean any individual, corporation, cooperative, partnership, trust, unincorporated association, entity with juridical personality or Governmental Authority, and pronouns which refer to a Person have a similarly extended meaning; 1.1.54 “Personal Data” shall mean any information relating to an identified or identifiable natural person; an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, location data, an online identifier or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person; 1.1.55 “Proceeding” shall mean any action, suit, claim, notice, request, complaints, application, cause of action, appeals, trial, demand, investigation, audits, hearings, inquiries, assessments, reassessments, arbitration, charges, judgments or grievances;

Agreement of Purchase and Sale of Shares /9 1.1.56 “Purchased Shares” shall have the meaning ascribed thereto in Section 2.1; 1.1.57 “Purchase Price” shall have the meaning ascribed thereto in Section 2.2; 1.1.58 “Purchaser” shall have the meaning ascribed thereto in the Preamble; 1.1.59 “QeM Shares” shall mean the common shares of QeM; 1.1.60 “Real Property Leases” shall mean all leases, subleases, licenses, occupancy agreements and other agreements or arrangements in the nature of a lease or right of occupancy of real property pursuant to which the Corporation leases, subleases, licenses or occupies any real property (including all amendments thereto); 1.1.61 “Regulation D” means Regulation D (Rules 501–508) under the U.S. Securities Act; 1.1.62 “Regulation S” means Regulation S (Rules 901–905) under the U.S. Securities Act; 1.1.63 “Representative” shall mean, when used in respect of a Person (i.e. natural person or legal entity), such Person's directors, officers, employees, agents, consultants, legal counsel, attorneys or accountants or other representatives or advisors; 1.1.64 “Restricted Securities” means “restricted securities” as defined in Rule 144(a)(3) under the U.S. Securities Act; 1.1.65 “Royalties” shall mean the royalties payable to the Vendors by the Corporation as described in Section 2.4 Royalties Consideration; 1.1.66 “Royalties Maximum Consideration” shall have the meaning ascribed thereto in Section 2.4; 1.1.67 “Royalties Payments” shall have the meaning ascribed thereto in Section 2.4; 1.1.68 “Rule 144” means Rule 144 under the U.S. Securities Act; 1.1.69 “Tax” means (i) any direct or indirect taxes, social security charges, parafiscal taxes and charges, levies, imposts and any other duties imposed by any municipal, regional, national, international or other Governmental Authority, which the Corporation is required to pay, withhold or collect, including but not limited to any income taxes, capital gains taxes, real property taxes, stamp duties, excise taxes, customs duties, employee withholding taxes, payroll tax, social security and pension contributions, environmental taxes and other governmental charges or duties, and any interest, increases, penalties or other additions in relation thereto, and (ii) any Liability for the payment of any amounts of the type described in section (i) of this definition as a result of becoming, being, or ceasing to be, a member of an affiliated, consolidated, combined or unitary group, for any period, as a result of any tax sharing, tax

Agreement of Purchase and Sale of Shares /10 allocation or tax indemnification agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor, by contract or otherwise; 1.1.70 “Taxing Authority” shall mean any local, municipal, governmental, state, provincial, territorial, federal or other fiscal, customs or excise authority, body or officials anywhere in the world with responsibility for, and competent to impose, collect or administer, any form of Tax; 1.1.71 “Tax Period” shall mean any taxable period (including any taxable period ending on the Closing Date) with respect to which any Tax may be imposed, calculated or reported under Laws; 1.1.72 “Tax Return” shall mean any and all returns, reports, elections, estimates, declarations, information reports or returns or statements, schedules, claims for refunds, claims for any Tax credit, disclosures and other forms and documents (including, without limitation, all exhibits, statements and other attachments thereto and amendments thereof) relating to, and required to be filed or maintained in connection with, the calculations, determinations, assessment or collection of, any Taxes; 1.1.73 “Transferred Assets” shall have the meaning ascribed thereto in Section 6.3; 1.1.74 “Third Party Claim” shall have the meaning ascribed thereto in Section 12.4; 1.1.75 “Third Party Consent” means any consent, approval, notice, order, ruling, authorization, acknowledgement, registration, declaration, filing, submission of information, waiver, sanction, license, exemption or Permit necessary or otherwise required from any Governmental Authority or Person or pursuant to any Law in order to consummate the transactions contemplated by this Agreement or any Closing Document; 1.1.76 “Threatened” shall mean a claim, Proceeding, dispute, action, or other matters in respect of which a demand or statement has been made (orally or in writing) or a notice has been given (orally or in writing); 1.1.77 “Transaction Expenses” shall mean all fees, costs, expenses (including Taxes imposed on those expenses) a Party incurs in the authorization, negotiation, preparation, execution and performance of this Agreement and the related transactions, including all fees and expenses of its legal counsel, accountants or other representatives or consultants. For clarity of purpose, for the Vendors, Transaction Expenses shall also include any sum payable to The Inside Path, LLC under the terms of Independent Marketing & Sales Agreement, entered into between JET SecureKey Sales Inc. and The Inside Path, LLC on October 31, 2024; 1.1.78 "TSXV" means the TSX Venture Exchange; 1.1.79 “United States” shall mean the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

Agreement of Purchase and Sale of Shares /11 1.1.80 “U.S. Securities Act” means the United States Securities Act of 1933, as amended; 1.1.81 “Vendors” shall have the meaning ascribed thereto in the preamble; and 1.1.82 “VWAP” shall mean the ten (10) trading day volume weighted average trading price of the QeM Shares and shall be determined by dividing the total value by the total volume of QeM Shares as reported on the principal stock exchange or trading market on which the QeM Shares are listed for trading at the relevant time during the ten (10) trading day period ending immediately prior to the Issuance Date. 1.2 Gender Any reference in this Agreement to any gender shall include all genders and words used herein importing the singular number only shall include the plural and vice versa. 1.3 Headings The division of this Agreement into Articles, Sections, Subsections, Schedules, Exhibits and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilised in the construction or interpretation hereof. Unless otherwise expressly provided in this Agreement, the word “including” does not limit the preceding words or terms. 1.4 Currency Except as expressly provided in this Agreement, all amounts in this Agreement are stated and shall be paid in Canadian dollars (CAD). 1.5 Severability Any Article, Section, Subsection, Schedule, Exhibits or other subdivision of this Agreement or any other provision of this Agreement which is, or becomes, illegal, invalid or unenforceable shall be severed herefrom and shall be ineffective to the extent of such illegality, invalidity or unenforceability and shall not affect or impair the remaining provisions hereof, which provisions shall (a) be severed from any illegal, invalid or unenforceable Article, Section, Subsection, Schedule, Exhibit or other subdivision of this Agreement or any other provision of this Agreement, and (b) otherwise remain in full force and effect. 1.6 Entire Agreement This Agreement together with any document to be delivered pursuant hereto constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations, and discussions, whether oral or written, of the Parties.

Agreement of Purchase and Sale of Shares /12 1.7 Amendment No amendment shall be binding unless expressly provided in a written instrument duly executed by the Parties. 1.8 Waiver No waiver, whether by conduct or otherwise, of any of the provisions of this Agreement shall constitute a waiver of any of the provisions of this Agreement, unless such waiver is expressly provided in an instrument duly executed by the Party purporting to give such waiver, nor shall such waiver constitute a continuing waiver unless otherwise expressly indicated in such instrument. 1.9 Governing Law This Agreement shall be governed by and interpreted and construed in accordance with the Laws of the Province of Québec and the federal laws applicable therein (excluding any conflict of laws rule or principle, foreign or domestic, which might refer such interpretation to the Laws of another jurisdiction). 1.10 Language The Parties have required that this Agreement and all contracts, documents or notices relating thereto be in the English language. 1.11 Calculating Time Periods Whenever any action to be taken or payment to be made pursuant to this Agreement would otherwise be required to be taken or made on a day that is not a Business Day, such action shall be taken or such payment shall be made on the first Business Day following such day. 1.12 Obligations of the Vendors The obligations, representations, warranties or undertakings made, undertaken or given by both Vendors shall be joint and several among the Vendors. 1.13 Schedules and Exhibits 1.13.1 The following are the Schedules annexed to and incorporated in this Agreement by reference and deemed to be an integral part hereof: Schedule 3.3 Vendors Ownership of QeM securities Schedule 4.3 Shares of the Corporation; Schedule 4.5 Third-Party Purchase Price Participation; Schedule 4.12 Intellectual Property; Schedule 4.17 Independent Contractor; Schedule 4.20 Material Contracts; Schedule 6.3 Transferred Assets.

Agreement of Purchase and Sale of Shares /13 1.13.2 The disclosures in the Schedules, and those in any supplement thereto, shall relate to and qualify the entire Agreement. 1.13.3 The following are the Exhibits to this Agreement: Exhibit 1.1.33 Form of Employment Agreement Exhibit 2.3.1 Earn Out Consideration Exhibit 2.3.18 Earn-Out Achievement Report 1.14 Inconsistency This Agreement shall override the Schedules annexed hereto to the extent of any inconsistency. 1.15 Preamble The preamble hereto is incorporated herein by reference and deemed to be an integral part of this Agreement. 1.16 Meaning of “Knowledge” For the purposes of this Agreement, a Person will be deemed to have “Knowledge” of a particular fact or other matter if: 1.16.1 such individual is actually aware of such fact or matter; or 1.16.2 a prudent individual could be expected to discover or otherwise become aware of such fact or matter after reasonable investigation concerning the existence of such fact or matter. The Vendors expressly acknowledge and agree that whenever any of the representations and warranties of the Vendors is made “to the Knowledge of the Vendors”, Knowledge of any of the Vendors shall irrefutably be deemed to constitute Knowledge of the Vendors. 1.17 Statutes References in this Agreement to statutes shall include any statute amending, modifying, re-enacting, restating, extending or made pursuant to the same or which is amended, modified, re-enacted, restated, or extended by the same, in each case to the extent it is in force at the time in question, unless this Agreement expressly provides otherwise. 2. PURCHASE AND SALE 2.1 Agreement of Purchase and Sale Upon and subject to the terms and conditions hereof, on the Closing Date, the Vendors shall sell, assign and transfer to the Purchaser, and the Purchaser shall purchase from the Vendors, directly or indirectly, one hundred percent (100%) of the issued and outstanding shares of the Corporation (the “Purchased Shares”), free of any Encumbrances.

Agreement of Purchase and Sale of Shares /14 2.2 Purchase Price The purchase price for the purchase by the Purchaser of the Purchased Shares shall be equal to the sum of the Earn-Out Consideration and the Royalties (collectively, the “Purchase Price”). The Parties acknowledge that there will be no consideration, cash or else, paid by the Purchaser to the Vendors on the Closing Date. 2.3 Earn-Out Consideration 2.3.1 The Vendors shall receive deferred consideration from the Purchaser during the Earn-Out Period based on (a) achievement by the Corporation of the milestones described in Exhibit 2.3.1 (the “Earn-Out Milestones”) and (b) the sales made by the Corporation during the Earn-Out Period (together, the “Earn-Out Consideration”) all as calculated and payable in accordance with Exhibit 2.3.1. 2.3.2 The Earn-Out Consideration shall consist exclusively of milestone-based payments payable upon the achievement of the Earn-Out Milestones (each, a “Base Payment”). 2.3.3 The Parties acknowledge and agree that all Base Payments payable under this Agreement constitute purchase price for the Purchased Shares and shall not be deemed to be compensation for services, wages, consulting fees, or employment-related remuneration. 2.3.4 Notwithstanding anything to the contrary, the aggregate Earn-Out Consideration payable under this Section 2.3.1 shall not exceed a maximum of $7,000,000 in Base Payments (the “Base Maximum Consideration”). 2.3.5 For the purposes of this Agreement, the following milestones (each, an “Earn-Out Milestone”) shall apply to the Earn-Out Consideration. Each Earn-Out Milestone shall be deemed achieved upon satisfaction of the applicable Completion Criteria set out below. 2.3.6 M1 - . This Earn-Out Milestone shall be deemed achieved upon the as evidenced by a functional demonstration conducted by or on behalf of the Corporation, and upon achievement of this Earn-Out Milestone the Vendors shall be entitled to receive a Base Payment of C$750,000. 2.3.7 M2 – . This Earn-Out Milestone shall be deemed achieved upon the , as evidenced by a functional demonstration conducted by or on behalf of the Corporation Commercially Sensitive Information Commercially Sensitive Information Commercially Sensitive Information Commercially Sensitive Information Commercially Sensitive Information

Corporation or the Purchaser as operational for its intended purpose, and upon achievement of this Earn-Out Milestone the Vendors shall be entitled to receive a Base Payment of C$750,000.

2.3.8 M3 - Commercially Sensitive Information. This Earn-Out Milestone shall be deemed achieved upon the Commercially Sensitive Information

, and upon achievement of this Earn-Out Milestone the Vendors shall be entitled to receive a Base Payment of C$1,500,000.

2.3.9 M4 - Commercially Sensitive Information. This Earn-Out Milestone shall be deemed achieved upon the Commercially Sensitive Information and upon achievement of this Earn-Out Milestone the Vendors shall be entitled to receive a Base Payment of C$1,000,000.

2.3.10 M5 - Commercially Sensitive Information. This Earn-Out Milestone shall be deemed achieved upon the p Commercially Sensitive Information

, and upon achievement of this Earn-Out Milestone the Vendors shall be entitled to receive a Base Payment of C$1,000,000.

2.3.11 M6 - Commercialization Tier 1 Sales. This Earn-Out Milestone shall be deemed achieved upon the execution of one or more binding customer contracts or purchase orders for products or services incorporating SecureKey Technology that, when taken together, result in cumulative Net Sales equal to or greater than C$1,000,000, and upon achievement of this Earn-Out Milestone the Vendors shall be entitled to receive a Base Payment of C$500,000 as the Tier1 cumulative milestone payment, it being acknowledged for greater certainty that any applicable sales-based royalties are governed exclusively by Section 2.4 and do not form part of this Base Payment.

2.3.12 M7 - Commercialization Tier 2 Sales. This Earn-Out Milestone shall be deemed achieved upon the execution of one or more binding customer contracts or purchase orders for products or services incorporating SecureKey Technology that, when taken together, result in cumulative Net Sales equal to or greater than C$2,000,000, and upon achievement of this Earn-Out Milestone the Vendors shall be entitled to receive a Base Payment of C$500,000 as an

Agreement of Purchase and Sale of Shares /15

Agreement of Purchase and Sale of Shares /16 additional Tier 2 cumulative milestone payment, in addition to any previously earned Payments, it being acknowledged for greater certainty that any applicable sales-based royalties are governed exclusively by Section 2.4 and do not form part of this Base Payment. 2.3.13 M8 – Commercialization Tier 3 Sales. This Earn-Out Milestone shall be deemed achieved upon the execution of one or more binding customer contracts or purchase orders for products or services incorporating SecureKey Technology that, when taken together, result in cumulative Net Sales equal to or greater than C$3,000,000, and upon achievement of this Earn-Out Milestone the Vendors shall be entitled to receive a Base Payment of C$500,000 as an additional Tier 3 cumulative milestone payment, in addition to any previously earned Payments, it being acknowledged for greater certainty that any applicable sales-based royalties are governed exclusively by Section 2.4 and do not form part of this Base Payment. 2.3.14 M9 – Commercialization Tier 4 Sales. This Earn-Out Milestone shall be deemed achieved upon the execution of one or more binding customer contracts or purchase orders for products or services incorporating SecureKey Technology that, when taken together, result in cumulative Net Sales equal to or greater than C$5,000,000, and upon achievement of this Earn-Out Milestone the Vendors shall be entitled to receive a Base Payment of C$500,000 as an additional Tier 4 cumulative milestone payment, in addition to any previously earned Payments, it being acknowledged for greater certainty that any applicable sales-based royalties are governed exclusively by Section 2.4 and do not form part of this Base Payment. 2.3.15 During the Earn-Out Period, the Purchaser shall provide commercially reasonable resources, personnel and support consistent with its operation of comparable internal projects, and shall not take or omit to take any action with the primary purpose of avoiding, reducing or delaying the achievement of the Earn-Out Milestones or the payment of Earn-Out Consideration. 2.3.16 Promptly following the Closing, the Purchaser and the Vendors shall establish an earn-out committee (the “Earn-Out Committee”) for the purposes of (i) reviewing and confirming the achievement of each Earn-Out Milestone, (ii) verifying the satisfaction of the applicable sales thresholds, and (iii) calculating the amount of any Base Payment payable to the Vendors in respect of the relevant Earn-Out Milestone, if any (the “Earn-Out Calculation”). The Earn-Out Committee shall consist of four (4) members, of which two (2) shall be designated by the Vendors and two (2) shall be designated by the Purchaser. 2.3.17 The members of the Earn-Out Committee shall be granted access to all financial information, Books and Records relevant to the Earn-Out Calculation, in each case subject to customary confidentiality undertakings and access protocols. 2.3.18 Meetings of the Earn-Out Committee will be held on a quarterly basis unless the members otherwise agree in writing. Notwithstanding the foregoing, upon

Agreement of Purchase and Sale of Shares /17 the achievement or asserted achievement of any Earn-Out Milestone, and upon written request by the Vendors, the Earn-Out Committee shall convene a meeting (which may be held by videoconference) within ten (10) Business Days for the purpose of determining whether such Earn-Out Milestone has been achieved. Any decision of the Earn-Out Committee including with respect to the Earn-Out Calculation shall be adopted by a simple majority of its members. In support of any such decision relating to the achievement of an Earn-Out Milestone referred to under Sections 2.3.6 through 2.3.10, the Earn-Out Committee shall deliver to the Purchaser and the Vendors a report (an “Earn-Out Achievement Report”) in the form attached as Exhibit 2.3.18, signed by the members of the Earn-Out Committee. 2.3.19 Within thirty (30) days following the final determination that an Earn-Out Milestone has been achieved in accordance with this Agreement, the Purchaser shall satisfy the applicable Base Payment. 2.3.20 For the purposes of determining the Deemed Issue Price applicable to any Base Payment satisfied in whole or in part by the issuance of QeM Shares, the Issuance Date shall be the date on which the Earn-Out Committee finally determines that the applicable Earn-Out Milestone has been achieved. 2.3.21 If the Earn-Out Committee is unable to agree on any Earn-Out Calculation (or any component thereof) within ten (10) Business Days after the matter is first tabled for decision at a duly called meeting (a “Deadlock”), either the Purchaser or the Vendors may deliver written notice describing the items in dispute (a “Deadlock Notice”). The Parties shall use commercially reasonable efforts to resolve the Deadlock promptly through good faith discussions among their respective Representatives. 2.3.22 If the Deadlock is not resolved within ten (10) Business Days after delivery of a Deadlock Notice, the Deadlock shall be submitted to mediation in accordance with Sections 13.1.1 and 13.1.2, provided that the mediation shall be limited to the disputed items identified in the Deadlock Notice and shall be concluded within thirty (30) days following the mediator’s appointment (unless the Parties agree otherwise in writing). 2.3.23 If the Deadlock is not resolved by mediation within the period set out in Section 2.3.22, then, upon written notice from either Party, the disputed items shall be submitted for final determination to a nationally recognized accounting firm independent of the Parties (the “Independent Accounting Firm”), which shall render its written determination as soon as reasonably practicable and in any event within thirty (30) days after receipt of the Parties submissions (or such other period as the Parties agree in writing). The determination of the Independent Accounting Firm shall be final and binding on the Parties absent manifest error. The fees and expenses of the Independent Accounting Firm shall be borne 50% by the Purchaser and 50% by the Vendors, unless the Independent Accounting Firm determines that one Party’s position was not advanced in good faith, in which case it may allocate its fees accordingly. Each Party shall bear its own internal costs.

Agreement of Purchase and Sale of Shares /18 2.3.24 Notwithstanding Section 13.1.3, any dispute, disagreement or claim relating solely to the Earn-Out Milestones and/or any Earn-Out Calculation shall be resolved exclusively in accordance with Sections 2.3.22 to 2.3.23. Section 13 shall continue to apply to all other disputes under this Agreement and to any application for injunctive or other extraordinary relief. 2.3.25 Within thirty (30) days following the date on which a Base Payment has been finally approved or determined in accordance with this Agreement, the Purchaser shall satisfy such Base Payment (allocated among the Vendors in accordance with the Allocation Percentage) by (i) payment in cash by wire transfer to the bank account(s) designated in writing by the Vendors, (ii) the issuance of QeM Shares at the Deemed Issue Price, or (iii) a combination of (i) and (ii), in each case at the Purchaser’s election. 2.3.26 If at the expiration of the Earn-Out Period, and other than as a result of a default by the Vendors under this Agreement, the Purchaser has not paid Base Payments to the Vendors in an aggregate amount of at least fifty percent (50%) of the Base Maximum Consideration (i.e., $3,500,000), then, upon written notice from the Vendors to the Purchaser, the Parties shall engage in good-faith negotiations to restore equivalent value to the Vendors. If a mutually acceptable resolution cannot be reached within ninety (90) days of the receipt of written notice by the Purchaser, the Vendors shall have the option to receive compensation equal to the unfulfilled portion of the Base Maximum Consideration, prorated according to the Earn-Out Milestones achieved, as confirmed by the Earn-Out Committee. Notwithstanding the foregoing, in no event shall the Vendors be entitled to rescind the transaction or reclaim any ownership of the Purchased Shares or any Intellectual Property of the Corporation following Closing. 2.3.27 For greater certainty, no obligation to restore value or to pay any unfulfilled portion of the Base Maximum Consideration shall arise under Section 2.3.26 primarily as a result of the rejection of, or a materially adverse decision in respect of, any patent application relating to the Corporation’s core technology, or any limitation or narrowing of the claims therein, unless and to the extent that such rejection, decision or limitation directly prevents the achievement of the applicable Earn-Out Milestones within the Earn-Out Period and no commercially reasonable alternative or workaround exists to achieve such Earn-Out Milestones within the Earn-Out Period without such patent protection. 2.3.28 The Purchaser shall not take any actions or omit to take any actions (including but not limited to changes in revenue recognition other than required by applicable Law) with the intent of reducing, avoiding or frustrating the Earn-Out Consideration. 2.4 Royalties Consideration 2.4.1 Subject to section 2.4.7, Royalties shall be payable for a period of up to five (5) years commencing on the date of the first commercial sale of any product or service that incorporates, embeds, or materially relies upon the SecureKey

Agreement of Purchase and Sale of Shares /19 Technology (or any derivative, modified, or successor implementation thereof) by the Purchaser or any of its Affiliates (the “Royalty Term”). No Royalties shall accrue or be payable in respect of Net Sales generated after the expiration of the Royalty Term, except for Royalties accrued but unpaid as of the end of the Royalty Term. 2.4.2 For or purposes of this Agreement, the following cumulative Net Sales thresholds (each, a “Sales Tier”) shall apply to the calculation of Royalties: 2.4.2.1 Tier 1 Sales: cumulative Net Sales equal to or greater than C$1,000,000; 2.4.2.2 Tier 2 Sales: cumulative Net Sales equal to or greater than C$2,000,000; 2.4.2.3 Tier 3 Sales: cumulative Net Sales equal to or greater than C$3,000,000; and 2.4.2.4 Tier 4 Sales: cumulative Net Sales equal to or greater than C$5,000,000. 2.4.3 Each Sales Tier shall be deemed achieved upon the execution of one or more binding customer contracts, purchase orders or equivalent commercial agreements that, when taken together, result in cumulative Net Sales exceeding the applicable threshold. 2.4.4 Upon achievement of each Sales Tier, Royalties shall accrue on Net Sales at the following rates: 2.4.4.1 upon achievement of Tier 1 Sales, a royalty rate of five percent (5%); 2.4.4.2 upon achievement of Tier 2 Sales, an incremental royalty rate of one percent (1%), for an aggregate royalty rate of six percent (6%); 2.4.4.3 upon achievement of Tier 3 Sales, an incremental royalty rate of one percent (1%), for an aggregate royalty rate of seven percent (7%); and 2.4.4.4 upon achievement of Tier 4 Sales, an incremental royalty rate of one percent (1%), for an aggregate royalty rate of eight percent (8%). 2.4.5 For greater certainty, the applicable royalty rate shall apply to all Net Sales generated following achievement of the corresponding Sales Tier. 2.4.6 Royalties shall be calculated based on Net Sales, as defined in Section 1.1.48, derived from products and services incorporating SecureKey Technology, including without limitation SecureKey-based VPN products, SDKs, libraries,

Agreement of Purchase and Sale of Shares /20 integrations, and derivative offerings commercialized by the Purchaser or any of its Affiliates. Royalties shall be (i) calculated on a quarterly basis; (ii) payable quarterly in arrears, within thirty (30) days following the end of each calendar quarter; and (iii) accompanied by a written statement reasonably detailing the calculation of Net Sales and Royalties for such quarter. 2.4.7 The aggregate amount of Royalties payable under this Agreement shall not exceed C$15,000,000 (the “Royalties Maximum Consideration”). Upon reaching the Royalties Maximum Consideration, no further Royalties shall accrue or be payable. 2.4.8 Royalties and Tier Payments shall be payable to the Vendors (or to such holding entity or entities as they may jointly designate in writing), and shall be allocated among the Vendors in accordance with the Allocation Percentage, unless otherwise agreed by the Vendors in writing. 2.4.9 In the event of any Change of Control of the Purchaser, or any transaction or series of related transactions having a similar effect (including a sale of substantially all of the assets or business of the Purchaser or of the business to which the Royalties relate), the Purchaser shall ensure that the surviving entity, acquirer or successor expressly assumes, in writing, all obligations of the Purchaser under this Section 2.4, including the obligation to calculate, report and pay Royalties in accordance with the terms of this Agreement. The obligations set out in this Section shall be binding upon the Purchaser and its successors and permitted assigns and shall survive any Change of Control. For greater certainty: 2.4.9.1 such Change of Control shall not, by itself, accelerate the payment of any Royalties or cause the Royalties Maximum Consideration to become immediately due and payable; 2.4.9.2 the applicable Sales Tiers, royalty rates, Net Sales definition, reporting obligations, Royalty Term and Royalties Maximum Consideration shall continue to apply following such Change of Control as if no such transaction had occurred; and 2.4.9.3 no Change of Control, assignment, internal reorganization, transfer or license of Intellectual Property, outsourcing, distribution arrangement, or other restructuring or transaction shall have the effect of reducing, avoiding, deferring, or otherwise frustrating the calculation or payment of Royalties that would otherwise have been payable under this Agreement. 3. REPRESENTATIONS AND WARRANTIES OF THE VENDORS WITH RESPECT TO THEMSELVES Each Vendor hereby represents and warrants to the Purchaser jointly and severally, that the following representations are true and accurate as at the Agreement Date and at the Closing Date (as if made on that date), except for representations and warranties that address matters

Agreement of Purchase and Sale of Shares /21 only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates: 3.1 Due Authorization Each of the Vendors has the necessary power, authority and capacity to enter into and deliver this Agreement and each Closing Document to which such Vendor is a party, and to perform its obligations hereunder and thereunder, without obtaining the consent or approval of any third party. The execution and delivery of this Agreement and each Closing Document to which any of the Vendors is a party, by such Vendor and the performance by such Vendor of its obligations hereunder and thereunder have been duly authorized by all necessary action on its part. 3.2 Enforceability This Agreement constitutes, and each Closing Document to which a Vendor is a party will constitute, upon its execution, a legal, valid and binding obligation of such Vendor enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by: 3.2.1 bankruptcy Laws, insolvency Laws and other Laws affecting creditors’ rights generally; 3.2.2 judicial procedure and other Laws governing the availability of remedies; and 3.2.3 general principles of equity and civil Law, including the availability of remedies, such as specific performance and injunction, which are remedies granted at the discretion of a court of competent jurisdiction from which they are sought. 3.3 No Insider As of the Agreement Date and immediately prior to Closing, except as disclosed on Schedule 3.3, none of the Vendors owns directly, indirectly or exercises control or direction over any of the issued and outstanding shares of QeM. After giving effect to the issuance of the maximum possible Equity Consideration under this Agreement, no Vendor will beneficially own, directly or indirectly, or exercise control or direction over, more than 9.99% of the issued and outstanding shares of QeM. 3.4 No Conflict The execution and delivery of this Agreement and each of the Closing Documents to which a Vendor is a party, the consummation of the transactions contemplated herein and therein, the performance by such Vendor of its obligations hereunder and thereunder and the compliance by such Vendor with this Agreement do not, directly or indirectly (with or without notice or lapse of time): 3.4.1 violate, contravene, breach, or constitute a default under any Contract to which any of the Vendors may be a party, or its assets may be subject, or by which any of them are bound or affected; or

Agreement of Purchase and Sale of Shares /22 3.4.2 result in the creation of, or require the creation of, any Encumbrance upon any of the Purchased Shares. 3.5 Title to Purchased Shares The Vendors are the sole owners and holders of record of the Purchased Shares, free and clear of all Encumbrances. Upon Closing, each of the Vendors will transfer to the Purchaser a good and valid title to the Purchased Shares, free and clear of all Encumbrances. 3.6 Proceedings Pertaining to the Purchased Shares Each of the Vendors is in compliance with all Laws which would materially affect its ability to perform its obligations hereunder. There are no Proceedings pending or, to the Knowledge of each of the Vendors, Threatened with respect to or in any manner affecting the Purchased Shares. There are no Proceedings pending or, to the Knowledge of each of the Vendors, Threatened against any of the Vendors that may affect their ability to perform their obligations hereunder, and none of the Vendors have any claim against the Corporation or its directors, officers or employees. 3.7 Solvency None of the Vendors are an insolvent Person within the meaning of applicable Laws nor have made an assignment in favour of their respective creditors nor a proposal in bankruptcy to their respective creditors or class thereof, nor has any petition for a receiving order been presented in respect of it. No Proceedings have been taken or authorized by a Vendor or, to the Knowledge of the Vendors, by any other Person, with respect to the bankruptcy or insolvency of a Vendor. 3.8 Acknowledgment of Canadian Hold Period Each Vendor understands and acknowledges that: 3.8.1 the QeM Shares issued as Equity Consideration, if any, will be subject to a hold period under Canadian securities laws, and may not be traded in Canada until the date that is four months and one day following their issuance, subject to any applicable exceptions under Applicable Securities Laws. 3.9 Access to Information Each Vendor has been provided with, or has had full access to, all information regarding the Purchaser and the QeM Shares that such Vendor has requested or that such Vendor deems necessary or appropriate in order to make an informed decision to accept the Equity Consideration as consideration for the sale of such Vendor’s Purchased Shares. Such Vendor has had a reasonable opportunity to ask questions of and receive answers from the Purchaser or Persons acting on its behalf concerning the terms and conditions of the issuance of the Equity Consideration and the business, financial condition and prospects of the Purchaser, and all such questions have been answered to such Vendor’s satisfaction.

Agreement of Purchase and Sale of Shares /23 3.10 Sophistication and Risk Acknowledgment Each Vendor, either alone or together with such Vendor’s professional advisors, has such knowledge, skill and experience in business, financial and investment matters that such Vendor is capable of evaluating the merits and risks of an investment in QeM Shares and of making an informed investment decision with respect thereto. Such Vendor is able to bear the economic risk of an investment in the QeM Shares for an indefinite period of time and can afford a complete loss of such investment. 3.11 No Broker-Dealer Involvement No broker, finder or other financial intermediary has acted on behalf of either Vendor in connection with the offer or issuance of the Equity Consideration to the Vendors, and no commissions, discounts or other remuneration have been paid or will be payable in connection therewith. 4. REPRESENTATIONS AND WARRANTIES OF THE VENDORS WITH RESPECT TO THE CORPORATION Each Vendor hereby represents and warrants to the Purchaser jointly and severally, that the following representations and warranties are true and accurate as at the Agreement Date and at the Closing Date (as if made on that date), except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates. 4.1 Due Incorporation The Corporation: 4.1.1 is duly incorporated and organised, validly existing and in good standing under the Laws of its jurisdiction of incorporation; and 4.1.2 has all necessary corporate power and authority to own, lease and operate its properties and to carry on its Business as and in the places where such properties are now owned, leased or operated or such Business is now conducted. 4.2 No Conflict The execution and delivery of this Agreement and each of the Closing Documents to which a Vendor or the Corporation is a party, the consummation of the transactions contemplated herein and therein, the performance by such Vendor or the Corporation of its obligations hereunder and thereunder and the compliance by such Vendor or the Corporation with this Agreement do not: 4.2.1 violate, contravene, breach, or constitute a default under the Constating Documents of the Corporation or any resolution adopted by the board of directors or the shareholders of the Corporation;

Agreement of Purchase and Sale of Shares /24 4.2.2 violate, contravene, breach, or constitute a default under any Contract to which the Corporation may be a party, or its Assets may be subject, or by which any of them are bound or affected; 4.2.3 result in the creation of, or require the creation of, any Encumbrance upon any Assets; 4.2.4 result in (i) the termination, cancellation, modification, amendment, variation or renegotiation of any Contract to which the Corporation, or its Assets may be a party or subject or by which any of them are bound or affected, or (ii) the acceleration or forfeiture of any term of payment, or (iii) the loss in whole or in part of any benefit which would otherwise accrue to the Corporation; or 4.2.5 give to any Person the right (i) to terminate, cancel, modify, amend, vary or renegotiate any Contract to which the Corporation may be a party, or its Assets may be subject, or by which the Corporation or its Assets are bound or affected, or (ii) to accelerate or forfeit any term of payment, or (iii) to cause the Corporation to lose in whole or in part any benefit which would otherwise accrue to it. 4.3 Shares of the Corporation Schedule 4.3 sets forth the number of issued and outstanding shares of all classes of the Corporation, the registered holders thereof and the number and classes of shares held by each such holder. No other class of shares or other ownership interests of the Corporation is authorized or outstanding. All such issued and outstanding shares of the Corporation (i) have been duly authorized and validly subscribed to and issued, (ii) are credited as fully paid and non-assessable shares, (iii) have not been issued in violation of any pre-emptive rights and, (iv) are owned by the registered holders thereof as set forth in Schedule 4.3, free and clear of all Encumbrances. As of the Closing Date, the Purchaser will own, directly or indirectly, 100% of the issued and outstanding shares of all classes of the Corporation. 4.4 No Subsidiaries or Other Shareholdings The Corporation (i) does not own, directly or indirectly, any shares or any limited liability company interest of any Person, and (ii) does not hold any investment in, and does not have any property interest in, any Person. 4.5 No Options There is no: 4.5.1 outstanding security of the Corporation convertible or exchangeable into shares of the Corporation; 4.5.2 outstanding subscription, option, warrant, call, commitment or Contract obligating the Corporation (whether vested or not) to issue shares of the Corporation;

Agreement of Purchase and Sale of Shares /25 4.5.3 Contract (other than this Agreement) which grants to any Person the right to purchase or otherwise acquire any shares of the Corporation; 4.5.4 Contract (other than this Agreement or as disclosed on Schedule 4.5) entered into by the Corporation which will result upon Closing in any Person being entitled (i) to purchase or otherwise acquire any shares of the Corporation, or (ii) to receive a portion of the Purchase Price; or 4.5.5 shareholders’ agreement that restricts the governance of the Corporation, the ability of the Corporation to issue securities or the ability of shareholders of the Corporation to freely transfer or alienate securities of the Corporation. 4.6 Solvency The Corporation is not an insolvent person within the meaning of applicable Laws nor has made an assignment in favour of its creditors nor a proposal in bankruptcy to its creditors or class thereof, nor has any petition for a receiving order been presented in respect of it. No Proceedings have been taken or authorized by the Corporation or, to the Knowledge of the Vendors, by any other Person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of the Corporation. 4.7 Corporate Records and Books The minute books, securities registers and other Books and Records of the Corporation are complete and accurate in all material respects. Complete and accurate copies of such Books and Records (including all amendments) have been delivered to the Purchaser. 4.8 Financial Statements and Balance Sheet The Corporation Financial Information is, in all material respects, correct and complete and give a true and fair view of the financial situation, Assets, Liabilities and results of the Corporation as at the date thereof and for the period to which it relates. The Corporation Financial Information does not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered thereby. 4.9 Owned Real Property and Real Property Leases The Corporation (i) does not own any immovable or real property, and (ii) has not entered into, and is not a party to, any Real Property Leases. 4.10 Compliance with Laws The Corporation has never received any formal notice or other communication from any Governmental Authority regarding any actual or alleged violation of, or failure to comply with, any Law in connection with the Business.

Agreement of Purchase and Sale of Shares /26 4.11 Data Protection The Corporation has not collected or processed any Personal Data. If the Corporation has collected or processed any Personal Data, it has done so in all material respects in compliance with applicable Data Protection Laws, using only authorized methods and appropriate safeguards. The Corporation has not experienced a Data Breach, and no proceeding, investigation or complaint regarding the Corporation’s privacy or data security practices has been commenced or, to the Corporation’s knowledge, threatened. 4.12 Intellectual Property 4.12.1 Schedule 4.12 contains a complete and accurate list of (i) all registered Intellectual Property of the Corporation; (ii) all pending registrations or applications for Intellectual Property of the Corporation; (iii) all domain names and social media identifiers that are controlled or owned or purported to be controlled or owned in connection with the Business as presently carried on or as proposed to be carried on after the Closing; (iv) all trade-marks and trade names used, and owned or purported to be owned by the Corporation that have not been registered or applied for (indicating for each trade-mark or trade name the relevant products, services and geographical scope of use activities); (v) any software licensed, or made available, to the Corporation for use, other than commercially off-the-shelf non-customized software for which the Corporation paid or agreed to pay less than $25,000 annually; and (vii) a list of any Contracts in respect of Intellectual Property of third parties used by the Corporation where such Intellectual Property is material to the Business (other than Contracts for commercially off-the-shelf non-customized software). 4.12.2 Each item of registered or applied for Intellectual Property listed in Schedule 4.12 (i) is validly existing, subsisting and in full force and effect, is not subject to cancellation for failure to use or unauthorized use by third parties, (ii) was validly registered or issued or, in the case of an application, was applied for in compliance with applicable Law, (iii) was renewed or its duration extended to the full extent permitted by applicable Law, (iv) will be valid, subsisting and in full force and effect on identical terms immediately following Closing, and (v) is not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days following the Closing, save as specifically set forth in Schedule 4.12. Nothing has been done or not been done as a result of which any Intellectual Property has ceased or may cease to be valid, subsisting and in full force and effect. 4.12.3 To the Knowledge of the Vendors there is no basis for, any Proceeding of adverse ownership, invalidity, absence of a right to register or apply for or other opposition to or conflict with any of the Intellectual Property of the Corporation listed in Schedule 4.12 and no written legal opinion has been received by the Corporation indicating that the Intellectual Property of the Corporation listed in Schedule 4.12, or the activities of the Business, infringes or is suspected of infringing on the Intellectual Property of a third Party. The Corporation has no reason to believe that any Intellectual Property subject to a patent application will not be granted.

Agreement of Purchase and Sale of Shares /27 4.12.4 No third party infringes, nor has infringed any Intellectual Property owned or purported to be owned by the Corporation nor is committing nor has committed any misappropriation, passing off or actionable illegal acts in connection with the Intellectual Property owned or purported to be owned by the Corporation. 4.12.5 The activities, products and services of the Corporation and the carrying on of the Business, including the use and exploitation of the Intellectual Property of the Corporation (i) have not infringed, do not infringe and, to the Knowledge of the Vendors, are not likely to infringe the Intellectual Property of any third party; (ii) have not constituted, do not constitute and, to the Knowledge of the Vendors, are not likely to constitute any breach of confidence, misappropriation, passing off or actionable act of unfair competition or other illegal acts in connection with the Intellectual Property of a third party; and (iii) have not given and do not give rise to any obligation to pay any royalty, fee, compensation or any other sum whatsoever in connection with the Intellectual Property of a third party. 4.12.6 Except as disclosed in Schedule 4.12, no other Person has the right to use any Intellectual Property listed in Schedule 4.12 owned by the Corporation, and the Corporation has not granted any license or other rights to any other Person with respect to its Intellectual Property listed in Schedule 4.12. Copies of any Contracts (in paper or electronic form) whereby any rights in any Intellectual Property listed in Schedule 4.12 have been granted or licensed by the Corporation or to the Corporation by any other Person have been provided to the Purchaser and are complete and accurate. 4.12.7 The Corporation has taken all commercially reasonable and appropriate steps (including measures to protect secrecy and confidentiality) to protect its right, title and interest in the Intellectual Property listed in Schedule 4.12, including, without limitation, by registering appropriate Intellectual Property for the purpose of the Business, by contractual means, by physical means and by electronic means. Any Employee and Representative of the Corporation who has had access to confidential or proprietary information relating to the Corporation has a legal or written contractual obligation of confidentiality to the Corporation with respect to such information. There has been no unauthorized disclosure of such information made in a manner that would prevent the Corporation or a successor in interest from obtaining a right in respect of any such information that would otherwise be susceptible to obtain. 4.12.8 All of the Intellectual Property listed in Schedule 4.12 developed by the Corporation or on its behalf is and has been developed by Employees or independent contractors of the Corporation during the time they were employed or engaged by the Corporation, in each case without violation or contravention of any rights of any former employer or customer. Subject to and in compliance with applicable Laws, each current and former Employee and independent contractor of the Corporation, as well as the Vendor having contributed to the development of Intellectual Property listed in Schedule 4.12 owned or purported to be owned by the Corporation has assigned to the

Agreement of Purchase and Sale of Shares /28 Corporation all Intellectual Property created, conceived or reduced to practice during the course of such Employee’s and independent contractor’s employment or engagement with the Corporation and has waived (or has obtained the waiver of) all non-assignable rights (including moral rights) therein. The Corporation has in its possession all documentation required in order to use or market the Intellectual Property developed by the Corporation or on its behalf. Subject to and in compliance with applicable Laws, no current or former officer, Employee or independent contractor of the Corporation, nor the Vendors, owns or has claimed an interest in any of the Intellectual Property of the Corporation, nor has any right to a royalty or other consideration as a result of its marketing, licensing or assignment except as provided herein. 4.13 Insurance The Corporation does not and has never maintained any insurance policies or implemented any self-insurance arrangements (including reserves established thereunder) in connection with its Assets and the Business. 4.14 Bank Accounts and Powers of Attorney The Corporation does not and has never maintained an account or safety deposit box in connection with the Business. 4.15 Litigation 4.15.1 There is no pending Proceeding (i) that has been commenced by or against the Corporation or that otherwise relates to or may affect the Business or any of the Assets, or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal, or otherwise interfering with, any of the transactions contemplated hereby. 4.15.2 To the Knowledge of the Vendors, no such Proceeding has been Threatened. 4.15.3 The Corporation has not received any notice or other communication (whether oral or written) from any Governmental Authority regarding any actual, alleged, possible, or potential violation of, or failure to comply with, any term or requirement of any Law to which the Corporation, or any of its Assets, is or has been subject. 4.16 Tax Matters 4.16.1 The Corporation has duly and timely filed all Tax Returns required to be filed by it for all Tax Periods, and all such Tax Returns are true, correct and complete in all material respects. 4.16.2 The Corporation has paid all Taxes due and payable for such periods and has no unpaid Taxes.

Agreement of Purchase and Sale of Shares /29 4.16.3 The Corporation is not subject to any audit, examination, reassessment or dispute in respect of Taxes that is pending or, to the Vendors’ Knowledge, threatened. 4.16.4 The Corporation has not claimed any material deduction, credit, rebate or refund to which it is not entitled. 4.16.5 The Corporation is not and has not been required to file Tax Returns or pay Taxes in any jurisdiction other than the United States, and (f) has made available to the Purchaser true and complete copies of all Tax Returns filed for Tax Periods for which the applicable limitation periods have not expired. 4.17 Employee Matters 4.17.1 The Corporation has no Employee and has never had any Employees. 4.17.2 Schedule 4.17 contains a complete and correct list of each independent contractor, agent and consultant of the Corporation, who is actively providing services or under Contract to provide services on the Agreement Date, including, without limitation, the nature of the services, consulting fees, commissions or other forms of compensation and the term of the Contract, including start date and end date, if applicable. Each such independent contractor has, to the Knowledge of the Vendors, been properly classified by the Corporation as an independent contractor and the Corporation has never received any formal notice from any Governmental Authority nor from the independent contractor concerned or from any other Person disputing such classification, nor are there any pending or, to the Knowledge of the Vendors, Threatened notices from any Person disputing such classification. 4.18 Permits No Permits are required to operate the Business as it is currently operated in each jurisdiction in which the Corporation carries on the Business. 4.19 Approvals and Consents No Third Party Consent is necessary or otherwise required to be obtained by the Corporation in connection with the execution and delivery of this Agreement or any Closing Document to which the Corporation is a party or the consummation by the Corporation of the transactions contemplated hereby or thereby or the conduct by the Corporation of the Business following the Closing as conducted on the date hereof. 4.20 Material Contracts 4.20.1 Schedule 4.20 is a list of all Material Contracts to which the Corporation is a party or by which it is bound. For the purposes of this Agreement “Material Contracts” shall mean with respect to the Corporation all: 4.20.1.1 distribution, joint-venture and partnership Contracts; 4.20.1.2 Contracts relating to Intellectual Property;

Agreement of Purchase and Sale of Shares /30 4.20.1.3 Contracts with any Governmental Authority; and 4.20.1.4 Contracts in which any of the Vendors, any Affiliate of such Vendor or of the Corporation, or any director or officer of the Corporation has an interest, directly or indirectly, including arrangements for payment of management or consulting fees of any kind. 4.20.2 Each of the Material Contracts has been duly authorized by the Corporation, is in full force and effect and has not been the subject of a notice of termination, cancellation or non-renewal. 4.21 No default under Material Contracts 4.21.1 The Corporation (i) is in good standing and entitled to all benefits under, (ii) has performed all obligations required to be performed under, and (iii) is not in default under, or in breach of, any Material Contract. Each Material Contract is in full force and effect and is valid and enforceable in accordance with its terms. 4.21.2 To the Knowledge of the Vendors, no party to a Material Contract has been in default under, or in breach of, any such Material Contracts and there exists no circumstance or fact which would result in a default or breach by such other party under such Material Contracts. 4.22 Stand Alone No part of the Business is conducted through any Person other than the Corporation and its Representatives. 4.23 No Collusion or Unethical Conduct The Corporation and, to the Knowledge of the Vendors, its Representatives and other Persons acting on behalf of the Corporation has not directly or indirectly (i) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or other payment to any Person regardless of form, whether in money, property or services (a) to obtain favourable treatment in securing business, (b) to pay for favourable treatment for business secured, (c) to obtain favourable treatment in any regulatory or compliance analysis, (d) to obtain special concessions or for special concessions already obtained for or in respect of the Corporation, or (e) in violation of any Law or (ii) established or maintained any fund or Asset which has not been recorded in the Books and Records of the Corporation. 4.24 Restrictions on Business Activities There is no Contract or Law binding upon the Corporation that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any business practice of the Corporation, any acquisition of property by the Corporation or the conduct of the Business as currently conducted.

Agreement of Purchase and Sale of Shares /31 4.25 Indebtedness As of the Agreement Date, the Corporation does not have, and has never had, any Indebtedness outstanding. 4.26 No Liabilities There are no Liabilities or obligations in connection with the Business, and there are no matters, facts, circumstances or events in existence which will give rise to such Liabilities or obligations after Closing. 4.27 Full Disclosure All information relating to the Corporation and its Business supplied by or on behalf of the Vendors to the Purchaser is true, accurate and not misleading (whether by omission or otherwise) and accurately and fairly represents the state of affairs of the Corporation. To the Vendors’ Knowledge, there is no fact, matter or circumstance that is material to the Corporation that has not been fairly disclosed to the Purchaser. 5. REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER The Purchaser hereby represents and warrants to the Vendors that the following representations and warranties are true and accurate as at the Agreement Date and at the Closing Date (as if made on that date), except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates. 5.1 Incorporation The Purchaser: 5.1.1 is duly incorporated and organised, validly existing and in good standing under the Laws of its jurisdiction of incorporation; and 5.1.2 has all necessary corporate power and authority to own, lease and operate its properties and to carry on its business as and in the places where such properties are now owned, leased or operated or such business is now conducted. 5.2 Authorization 5.2.1 The Purchaser has the necessary corporate power and authority to enter into and deliver this Agreement and each Closing Document to which it is a party, and to perform its obligations hereunder and thereunder. The execution and delivery by the Purchaser of this Agreement and each Closing Document to which it is a party, and the performance by the Purchaser of its obligations hereunder and thereunder have been duly authorized by all necessary corporate action on its part.

Agreement of Purchase and Sale of Shares /32 5.2.2 Except for filings required to be made under applicable securities laws and the rules, policies or requirements of any stock exchange or trading market on which the QeM Shares are listed or quoted at the relevant time with respect to the issuance of the Equity Consideration, if any, the execution and delivery by the Purchaser of this Agreement and of each Closing Document to which it is a party, and the performance by the Purchaser of its obligations hereunder and thereunder do not require any action or consent of, any registration with, or notification to, any Person. 5.3 Enforceability This Agreement constitutes, and each Closing Document to which the Purchaser is a party will constitute, upon its execution, a legal, valid and binding obligation of the Purchaser enforceable against it in accordance with its terms, subject, however, to limitations with respect to enforcement imposed by: 5.3.1 bankruptcy Laws, insolvency Laws and other Laws affecting creditors’ rights generally; 5.3.2 judicial procedure and other Laws governing the availability of remedies; and 5.3.3 general principles of equity and civil Law, including the availability of remedies, such as specific performance and injunction, which are remedies granted at the discretion of a court of competent jurisdiction from which they are sought. 5.4 No Conflict The execution and delivery of this Agreement and of each Closing Document to which the Purchaser is a party, the consummation of the transactions contemplated herein and therein, the performance by the Purchaser of its obligations hereunder and thereunder and the compliance by the Purchaser with the provisions hereof and thereof does not: 5.4.1 constitute a default under or breach of the Constating Documents of the Purchaser; 5.4.2 constitute a default under or breach of any Contract to which the Purchaser is a party or by which its property is bound; or 5.4.3 result in the violation of any Laws. 5.5 Compliance with Future Payout Provisions to Vendors for Earn Out Considerations. Purchaser is not aware of any material information that would impact its ability to make the future earn out payments, including royalty payments, to Vendors as set forth in this Agreement. 5.6 Issuance of Equity Consideration The QeM Shares issued as Equity Consideration (including any shares issued pursuant to the Earn-Out provisions of this Agreement), if any, shall be validly issued, fully paid and non-assessable.

Agreement of Purchase and Sale of Shares /33 The issuance of such QeM Shares shall be made in compliance with Applicable Securities Laws, and the parties acknowledge that such issuance may initially be made in reliance upon prospectus and registration exemptions available under Applicable Securities Laws, subject to the resale registration obligations set forth in Section 3.9. 5.7 Resale Registration Covenant 5.7.1 With respect to any QeM Shares issued to the Vendors pursuant to this Agreement, the Purchaser shall, within thirty (30) days following the date of issuance of such QeM Shares, prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a resale registration statement under the U.S. Securities Act, covering the resale of such QeM Shares by the Vendors, provided that sales under Rule 144 would otherwise not be available after any applicable required hold period. 5.7.2 The Purchaser shall use commercially reasonable efforts to cause each such resale registration statement to be declared effective by the SEC as promptly as practicable and in any event within ninety (90) days following the date of issuance and shall use commercially reasonable efforts to maintain the effectiveness of such registration statement for a period of not less than twelve (12) months following the date on which it is declared effective (or such shorter period as all QeM Shares covered thereby have been sold). 5.7.3 Upon the effectiveness of a resale registration statement covering any QeM Shares issued to the Vendors, the Purchaser shall promptly ask its transfer agent to remove any restrictive legends from such QeM Shares without requiring any opinion of counsel from the Vendors to the extent possible, and shall take all actions reasonably necessary to permit the Vendors to resell such QeM Shares pursuant to the effective registration statement, subject only to Applicable Securities Laws and stock exchange rules. 5.7.4 The Purchaser shall bear all registration expenses (including SEC filing fees and reasonable legal fees of the Purchaser) in connection with any resale registration statement filed pursuant to this Section. 5.7.5 The Purchaser shall not suspend the effectiveness or use of any resale registration statement for more than thirty (30) consecutive days or more than sixty (60) days in any twelve (12) month period. 6. COVENANTS OF THE VENDORS 6.1 Conduct of Business 6.1.1 The Vendors shall cause the Corporation, from the Agreement Date up to the Closing Date, to conduct the Business in compliance with all applicable Laws and in the Ordinary Course of Business.

Agreement of Purchase and Sale of Shares /34 6.2 Adverse Change 6.2.1 From the Agreement Date up to the Closing Date, the Vendors shall notify forthwith the Purchaser of any fact, condition and/or circumstance of which any of the Vendors has Knowledge which results in a Material Adverse Change of the Corporation, or prevents the Corporation from conducting the Business substantially in the Ordinary Course of Business. 6.3 Additional Undertakings of the Vendors The Vendors shall cause all Assets listed in Schedule 6.3 to be transferred to the Corporation prior to Closing (the “Transferred Assets”). 7. CONDITIONS OF CLOSING 7.1 Conditions for the Benefit of the Purchaser The purchase and sale, assignment and transfer of the Purchased Shares in accordance with the terms of this Agreement are subject to the following conditions, each of which is hereby declared to be for the exclusive benefit of the Purchaser. Each condition is to be performed or complied with at or prior to the Closing Date: 7.1.1 Truth of Representations and Warranties of the Vendors. The representations and warranties of each of the Vendors contained in Sections 3, and 4 of this Agreement shall be deemed to have been made as at the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates), and the representations and warranties contained in Sections 3, and 4 of this Agreement shall be true and accurate (disregarding any materiality qualifications therein). 7.1.2 Performance by the Vendors. Each of the Vendors shall have performed or complied in all material respects with all of its covenants, agreements and obligations herein contained to the extent the same are to be performed or complied with at or prior to the Closing Date. 7.1.3 Assignment of Intellectual Property. The Vendors shall have delivered duly executed application assignments or provided satisfactory proof to the Purchaser that all right, title and interest in the Intellectual Property listed on Schedule 4.12 not previously held by the Corporation, including without limitation patent applications, copyrights, software and related know-how, has been assigned to the Corporation free and clear of any Encumbrances. 7.1.4 Litigation. No Proceeding shall have been instituted (or Threatened) against each of the Vendors or the Corporation which would reasonably be expected to prevent, delay, make illegal or otherwise interfere with any of the transactions contemplated hereby or in any of the Closing Documents, or to result in a Material Adverse Change in the Business.

Agreement of Purchase and Sale of Shares /35 7.1.5 No Material Change. From the Agreement Date up to and including the Closing Date there shall have been no Material Adverse Change in the Business of the Corporation which is continuing. Any condition can be waived in whole or in part in writing by the Purchaser without prejudice to any claims it may have for breach of representations or warranty or non-performance of an obligation. 7.2 Conditions for the Benefit of the Vendors The purchase and sale, assignment and transfer of the Purchased Shares, in accordance with the terms of this Agreement are subject to the following conditions, each of which is hereby declared to be for the exclusive benefit of each of the Vendors. Each condition is to be performed or complied with in all respects at or prior to the Closing Date: 7.2.1 Truth of Representations and Warranties of the Purchaser. The representations and warranties of the Purchaser contained in Section 5 of this Agreement shall be deemed to have been made as at the Closing Date (except for representations and warranties that address matters only as to a specified date or dates, which representations and warranties shall be so true and correct on and as of such specified date or dates), and the representations and warranties contained in Section 5 shall be true and accurate. 7.2.2 Performance by the Purchaser. 7.2.2.1 The Purchaser shall have performed or complied in all respects with all of its covenants, agreements and obligations herein contained to the extent the same are to be performed or complied with at or prior to the Closing Date. 7.2.2.2 Each document required to be delivered pursuant to Section 10.2 shall have been delivered at or prior to the Closing Date. 7.2.3 Litigation. No Proceeding shall have been instituted or Threatened against the Purchaser or any of its Affiliates which would reasonably be expected to prevent, delay, make illegal or otherwise interfere with the Purchaser’s ability to consummate the transactions contemplated hereby, including the issuance of the Equity Consideration, or to perform its obligations with respect to the Earn-Out Consideration or Royalties under this Agreement. 7.2.4 No Material Change. From the Agreement Date up to and including the Closing Date, there shall have been no event, change or circumstance which would reasonably be expected to have a material adverse effect on the Purchaser’s ability to perform its obligations under this Agreement, including its obligations to issue Equity Consideration and to pay the Earn-Out Consideration and the Royalties. Any condition can be waived in whole or in part in writing by any of the Vendors without prejudice to any claims it may have for breach of representations or warranty or non-performance of an obligation.

Agreement of Purchase and Sale of Shares /36 8. POST-CLOSING EMPLOYMENT The Parties intend that Jason will be retained as an employee of the Corporation following Closing. On the Closing Date (or such other date as the Parties may agree in writing), the Corporation and Jason shall execute and deliver the Employment Agreement, effective as of such date (or such other effective date as is specified therein). The Employment Agreement includes customary covenants and protections in favour of the Purchaser and the Corporation, including confidentiality, intellectual property assignment, non‑solicitation, non‑competition (to the maximum extent enforceable under applicable law), and non‑disparagement, in each case in a form reasonably acceptable to the Parties. 9. TERMINATION 9.1 Termination Events This Agreement may, by notice given prior to or at the Closing, be terminated: 9.1.1 (i) by the Purchaser if any of the conditions in Section 7.1 has not been satisfied as of the Closing Date or if the satisfaction of such a condition is or becomes impossible (other than through the failure of the Purchaser to comply with its obligations under this Agreement and without prejudice to the right of the Vendors to cure any such breach or default that is curable within ten (10) Business Days following written notice of such breach or default) and the Purchaser has not waived such condition on or before the Closing Date, or (ii) by the Vendors, if any of the conditions in Section 7.2 has not been satisfied as of the Closing Date or if satisfaction of such a condition is or becomes impossible (other than through the failure of any of the Vendors to comply with their obligations under this Agreement and without prejudice to the right of the Purchaser to cure any such breach or default that is curable within ten (10) Business Days following written notice of such breach or default) and the Vendors have not waived such condition on or before the Closing Date; 9.1.2 by mutual consent of the Purchaser and the Vendors; or 9.1.3 by either the Purchaser or the Vendors if the Closing has not occurred (other than through the failure of any Party seeking to terminate this Agreement to comply fully with its obligations under this Agreement) on or before February 27, 2026, or such later date as the Parties may agree upon in writing. 9.2 Frustration of Closing Conditions Neither the Vendors nor the Purchaser may rely, either as a basis for not consummating the transactions contemplated by this Agreement or for terminating this Agreement, on the failure of any conditions set forth in Section 7 to be satisfied, if such failure was caused, in the case of the Vendors, by any of the Vendors’ breach of any provision of this Agreement or failure to use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement, or if by the Purchaser, the Purchaser’s breach of any provision of this Agreement

Agreement of Purchase and Sale of Shares /37 or failure to use its commercially reasonable efforts to consummate the transactions contemplated by this Agreement. 9.3 Effect of Termination 9.3.1 Each Party’s right of termination under this Section 8 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination shall not be an election of remedies. 9.3.2 If this Agreement is terminated pursuant to Section 9.1, all further obligations of the Parties under this Agreement shall terminate, except that the obligations in Sections 13 (Resolution of Conflict) 14.1 (Press Release and Confidentiality), 14.5 (Notices) and 14.8 (Survival) shall survive, together with any definition provisions; provided, however, that if this Agreement is terminated by a Party because of the breach of the Agreement by the other Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies shall survive such termination unimpaired. 10. CLOSING 10.1 Vendors’ Closing Deliveries On the Closing Date, each of the Vendors shall: 10.1.1 deliver to the Purchaser a certified copy of a written resolutions of the directors of the Corporation authorising the transactions described herein and in the Closing Documents; 10.1.2 deliver to the Purchaser the original share certificates representing the Purchased Shares acquired by the Purchaser; 10.1.3 record the transfer of the Purchased Shares to the Purchaser in the share registers of the Corporation and sign such share registers to that effect, and hand the share registers of the Corporation over to the Purchaser; 10.1.4 execute the Closing Documents to which any of the Vendors is a party and cause the Corporation to execute same; 10.1.5 deliver to the Purchaser administrative access to the SecureKey GitLab project or, at Purchaser’s option, a complete export of the GitLab repositories, including full commit and version history, sufficient to provide Purchaser with full possession and control of the SecureKey software codebase; 10.1.6 deliver to the Purchaser, the Books and Records, Contracts or indications of ownership of the Corporation in and to its Assets and all other documents, certificates and records of the Corporation not previously delivered to the Purchaser;

Agreement of Purchase and Sale of Shares /38 10.1.7 deliver a copy of the duly executed assignments or alternative proof of assignment to the Corporation of all right, title and interest to the Intellectual Property listed on Schedule 4.12, in accordance with section 7.1.3; and 10.1.8 deliver to the Purchaser a written direction letter, in form reasonably satisfactory to the Purchaser, specifying the allocation and payment instructions for any consideration payable to the Vendors or to any third party pursuant to this Agreement, including any payments disclosed on Schedule 4.5. 10.2 Purchaser Closing Deliveries If (i) each condition set forth in Section 7.1.1 of the Agreement is (a) performed or complied with, or (b) waived by the Purchaser, and (ii) this Agreement is not terminated in accordance with Section 8 of the Agreement, then the Purchaser shall: 10.2.1 deliver to the Vendors certified copies of resolutions of the directors of the Purchaser authorising the transactions described herein and in the Closing Documents; 10.2.2 sign, or procure the signing on its behalf of, the Corporation’s share registers to accept the transfer of the Purchased Shares; and 10.2.3 execute the Closing Documents to which the Purchaser is a party. 11. SURVIVAL OF REPRESENTATIONS AND WARRANTIES 11.1 Survival of Representations and Warranties of the Vendors 11.1.1 The representations and warranties of each of the Vendors contained in this Agreement shall survive the completion of the transactions contemplated by this Agreement, and notwithstanding such completion shall continue in full force for the benefit of the Purchaser for a period of twenty-four (24) months from the Closing Date except: 11.1.1.1 any representation and warranty contained in Sections 3, and 4 in respect of which a claim based on fraud is made, which in each case shall be unlimited as to duration; 11.1.1.2 the representations and warranties made in Sections 3.1, 3.2, 3.3, 3.4, 3.5, 3.6, 4.1, 4.2, 4.3, 4.4, 4.5, and 4.6 (collectively, the “Fundamental Representations”), which shall be unlimited as to duration; 11.1.1.3 the representations and warranties made in Section 4.12 which shall survive for a period of three (3) years following the Closing Date; and 11.1.1.4 the representations and warranties made in Sections 4.16, which shall survive until ninety (90) days after the last date on which

Agreement of Purchase and Sale of Shares /39 the relevant Taxing Authority is entitled to assess or reassess the Corporation with respect to any Tax Period ending at or prior to the Closing Date. Notwithstanding the foregoing, if the relevant Taxing Authority has initiated a tax audit or a similar procedure with respect to the Corporation, the representations and warranties made in Section 4.16 shall survive until the tax audit or similar procedure is concluded, without the possibility of an appeal. 11.2 Survival of Representations and Warranties of Purchaser 11.2.1 The representations and warranties of the Purchaser contained in this Agreement shall survive the completion of the transactions contemplated by this Agreement, and notwithstanding such completion, shall continue in full force for the benefit of the Vendors for a period of twenty-four (24) months from the Closing Date, except: 11.2.1.1 any representation and warranty contained in Section 5 in respect of which a claim based on fraud is made, which in each case shall be unlimited as to duration; and 11.2.1.2 the representations and warranties made in Sections 5.1 and 5.2, which shall be unlimited as to duration. 12. INDEMNIFICATION 12.1 Indemnification by the Vendors Each Vendor (an “Indemnifying Party”) agrees, severally and jointly to indemnify and hold harmless, in each case subject to the limitations set out in this Agreement, the Purchaser or, at the Purchaser’s discretion, the Corporation (“an Indemnified Party”), from and against any Losses which any of them may actually suffer or incur as a result of, arising out of or relating to: 12.1.1 any violation, contravention or breach of any covenant, agreement or obligation of any of the Vendors under or pursuant to this Agreement; 12.1.2 any incorrectness in, or breach of, any representation or warranty of the Vendors. 12.1.3 Notwithstanding anything to the contrary contained in this Agreement, the aggregate liability of the Vendors for all Losses arising out of or relating to this Agreement shall not exceed the aggregate amount of Base Payments actually paid to the Vendors pursuant to Section 2.3 as of the date such Losses are finally determined. 12.1.4 In no event shall the Vendors be liable for any indirect, consequential, special, exemplary or punitive damages, except to the extent payable to a third party pursuant to a Third Party Claim.

Agreement of Purchase and Sale of Shares /40 12.2 Indemnification by Purchaser The Purchaser shall indemnify and hold harmless the Vendors from and against any Losses which any of them may actually suffer or incur as a result of, in respect of or arising out of: 12.2.1 any violation, contravention or breach of any covenant, agreement or obligation of the Purchaser under or pursuant to this Agreement; or 12.2.2 any incorrectness in, or breach of, any representation or warranty made by the Purchaser pursuant to this Agreement, whether or not any of the Vendors relied thereon or had Knowledge thereof. 12.3 Direct Claim 12.3.1 Any Direct Claim shall be asserted by giving the Indemnifying Party written notice thereof as soon as reasonably possible, but in any event not later than thirty (30) days after the Purchaser becomes aware of such Direct Claim. 12.3.2 If the Indemnifying Party does not respond to the Direct Claim within sixty (60) days following the notice by the Indemnified Party, the Indemnifying Party shall be deemed to have rejected such claim, and in such event the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party under this Agreement. If both the Indemnifying Party and the Indemnified Party agree at or prior to the expiration of such sixty (60) day period (or any mutually agreed upon extension thereof) to the validity and amount of such Direct Claim, the Indemnifying Party shall pay to the Indemnified Party the full agreed upon amount of such Direct Claim within ten (10) days following such agreement (or any mutually agreed upon extension thereof). 12.4 Defense of Third Party Claim 12.4.1 If any Proceeding shall be instituted or any claim or demand shall be asserted by a third party against the Indemnified Party which may in turn give rise to a Direct Claim against the Vendors under this Agreement (each a “Third Party Claim”), then the Indemnifying Party shall have the right, after receipt of the Indemnified Party’s notice under Section 12.3 and upon giving written notice to the Indemnified Party within ten (10) days of such receipt, to defend the Third Party Claim at its own cost and expense with counsel of its own selection. 12.4.2 In the event the Indemnifying Party does not choose to defend the Third Party Claim in accordance with the conditions set out in Section 12.4.1, the Indemnified Party may assume the defense of the Third Party Claim. 12.5 No Compromise 12.5.1 If the Indemnifying Party assumes the defense of the Third Party Claim in accordance with Section 12.4.1, the Indemnifying Party shall not be permitted

Agreement of Purchase and Sale of Shares /41 to compromise and settle or to cause a compromise and settlement of any Third Party Claim, without the prior written consent of the Indemnified Party. 12.5.2 If the Indemnified Party assumes the defense of the Third Party Claim in accordance with Section 12.4.1, the Indemnified Party shall not be permitted to compromise and settle or to cause a compromise and settlement of any Third Party Claim without the prior written consent of the Indemnifying Party, which shall not be unreasonably withheld. 12.6 Payment of Direct Claims The Purchaser may, at its option, set off any amounts owing by the Vendors under this Section 12 against such Vendors’ part of the Base Payments and/or Royalties in accordance with the Allocation Percentage provided that any such set-off shall be subject in all respects to the limitations set forth in Section 12.1. 13. RESOLUTION OF CONFLICT 13.1.1 The Parties wish to give priority to mediation as a means of resolving disputes under this Agreement. Accordingly, in the event of any disagreement, dispute or conflict between the Parties, or any other issue relating to this Agreement, such conflict shall first be submitted to mediation, to the exclusion of any other recourse before the courts of ordinary jurisdiction (except where an injunction or other extraordinary remedy is sought, in which case such remedy may be sought before such courts), and the Parties undertake to participate in the mediation process in good faith. 13.1.2 The mediator shall be selected by agreement of the concerned Parties within ten (10) days following a written request for mediation by one of the relevant Parties or, failing such agreement within that period, by seeking the assistance of the IMAQ (Quebec Mediation and Arbitration Institute/Institut de Médiation et d’Arbitrage du Québec). Each Party shall be responsible for its own costs and expenses incurred in connection with the mediation. 13.1.3 Failing resolution of any disagreement, dispute or conflict eligible for mediation and submitted thereto within sixty (60) days following the appointment of the mediator, any such disagreement, dispute or conflict shall then be submitted to arbitration, to the exclusion of any other recourse before the courts of ordinary jurisdiction, in accordance with the applicable provisions of the Code of Civil Procedure (Québec) (except where an injunction or other extraordinary remedy is sought, in which case such remedy may be sought before such courts). 13.1.4 The matter shall be submitted to a single arbitrator appointed by agreement of the concerned Parties; failing such agreement within a period of ten (10) days, the arbitrator may be appointed by a judge of the Superior Court of Québec (district of Montréal) at the request of one of the concerned Parties. 13.1.5 The arbitration hearings shall be held in French and English in Montréal, Québec. The arbitrator’s decision shall be final, binding and without appeal,

Agreement of Purchase and Sale of Shares /42 except in the case of manifest error, and shall be binding upon the Parties. The arbitrator shall have sole discretion with respect to the allocation of the arbitrator’s fees. Each Party shall be responsible for its own costs and expenses incurred in connection with the arbitration. 14. MISCELLANEOUS 14.1 Press Release and Confidentiality Any press release or any public announcement, statement or publicity with respect to the transaction contemplated in this Agreement shall be made only with the prior consent of the Parties unless such release, announcement, statement or publicity is required by Law, in which case the Party required to make such release, announcement, statement or publicity shall use its best efforts to obtain the approval of the other Party to the form, nature and extent of such disclosure prior to the making of any such disclosure, which approval shall not be unreasonably withheld. 14.2 Further Assurances Each Party, upon the request of the other, whether before or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as may be reasonably necessary or desirable to effect complete consummation of the transactions contemplated by this Agreement. 14.3 Successors in Interest This Agreement and the provisions hereof shall enure to the benefit of and be binding upon the Parties and their respective successors and assigns. 14.4 Assignment The Parties may not assign this Agreement or any of their rights and obligations hereunder without the prior written consent of the other Party, which shall not be unreasonably withheld, except that the Purchaser may assign its rights hereunder to any of its existing or future Affiliates provided that such entity shall agree in writing to be bound by all the terms and conditions of this Agreement. 14.5 Notices 14.5.1 Any notice, consent, authorization, direction or other communication required or permitted to be given hereunder shall be in writing and shall be delivered either by personal delivery or by telecommunication device return receipt requested, or by email, and addressed as follows: 14.5.1.1 in the case of the Vendors, to: Amber Thomas United States of America Personal Data

Agreement of Purchase and Sale of Shares /43 Email: and to: Jason Thomas United States of America Email: - with a copy to, such copy not to constitute notice: - ROWE MULLEN LLP 3636 Nobel Drive, Ste. 215 San Diego, CA 92122 Attention: James S. Brasher Email: 14.5.1.2 in the case of the Purchaser, to: Quantum eMotion Corp. 2300 Alfred Nobel, Suite 20 Montréal (Québec) H4S 2A4, Canada Attention: Francis Bellido Email: - with a copy to, such copy not to constitute notice: - LAVERY, DE BILLY, L.L.P. 1 Place Ville Marie 35th Floor Montréal, Québec H3B 4M4 Attention: Mylène Vallières Facsimile: 1 (514) 878-5495 Email: 14.5.2 Any notice, consent, authorization, direction or other communication delivered as aforesaid shall be deemed to have been effectively delivered and received, if sent by facsimile or similar telecommunications device or by email on the Business Day next following receipt of the confirmation of receipt by confirmed facsimile transmission, being deemed receipt of communication sent by telecopy or other telecommunications device or by email or, if delivered, to have been delivered and received on the date of such delivery. Any Party may change its address for service by written notice delivered as aforesaid. Personal Data Personal Data Personal Data Personal Data Personal Data Personal Data

Agreement of Purchase and Sale of Shares /44 14.6 Expenses Each of the Vendors shall bear and pay its own Transaction Expenses. The Vendors shall cause the Corporation not to incur any out-of-pocket expenses in connection with this Agreement and the related transactions. The Purchaser shall bear and pay its own Transaction Expenses. 14.7 Counterparts This Agreement may be executed in any number of counterparts (as the case may be, by way of electronic signature through DocuSign) and may be delivered by registered or certified mail, courier, fax or other facsimile transmission or email attachment. Each such counterpart shall be deemed to be an original and shall, taken together, constitute a single agreement. Delivery of an executed counterpart of this Agreement by facsimile or transmitted electronically in legible form, including, without limitation, in a tagged image format file (TIFF) or portable document format (PDF), shall be equally effective as delivery of a manually executed counterpart of this Agreement. 14.8 Survival Except as otherwise expressly provided in this Agreement, the representations and warranties of the Parties shall survive the Closing only for the periods specified in Article 10, and the covenants and agreements of the Parties that by their terms are to be performed after the Closing shall survive the Closing in accordance with their respective terms. [Signatures on the following pages]

Agreement of Purchase and Sale of Shares /45 IN WITNESS WHEREOF, the undersigned have executed this Agreement of purchase and sale of shares on the date specified on the first page. QUANTUM EMOTION CORP. (S) Francis Bellido Name: Francis Bellido Title: President and CEO (s) Amber Thomas (s) Jason Thomas AMBER THOMAS JASON THOMAS SKV TECHNOLOGY INC. (s) Jason Thomas Name: Jason Thomas Title: President [Signature page to the Agreement of purchase and sale of shares]

Schedule 4.3 Vendors Ownership of QeM Securities Commercially Sensitive Information

Agreement of Purchase and Sale of Shares /2 Schedule 4.3 Shares of the Corporation Name of Stock Holder Residence Certificate issued Transfer Cert. No. No. of Shares Date issued Amber Thomas Temecula, CA 1 1,000 5/7/24 Original issue Jason Thomas Temecula, CA 2 1,000 5/7/24 Original issue

Agreement of Purchase and Sale of Shares /3 Schedule 4.5 Third-Party Purchase Price Participation Commercially Sensitive Information

Schedule 4.12 Intellectual Property This Schedule 4.12 is provided pursuant to the Share Purchase Agreement for SKV Technology Inc. and sets forth a true and complete list of all Intellectual Property owned by the Corporation as of the Closing Date. 1. Patents 2. Copyrights Registered Copyright  Title: Secure Key Cryptographic Library  Registration Number: TXu 2-395-517  Date of Completion: 2023  Author: Jason Thomas  Jurisdiction: United States 3. Software and Source Code SecureKey Software Codebase Commercially Sensitive Information Commercially Sensitive Information

Agreement of Purchase and Sale of Shares /2  Ownership: Owned exclusively by SKV Technology Inc., subject to applicable open-source licenses 4. Export Control and Regulatory Determinations 6. Trade Secrets and Know-How  Proprietary cryptographic designs, algorithms, optimizations, and implementation techniques embodied in the SecureKey software  Confidential documentation, build systems, and development processes related to SecureKey 7. Licenses and Third-Party Software Commercially Sensitive Information Commercially Sensitive Information

Agreement of Purchase and Sale of Shares /3 8. Encumbrances  The Intellectual Property listed herein is not subject to any liens, pledges, security interests, or other encumbrances, and no licenses or rights have been granted to third parties outside the ordinary course of business. 8. Infringement and Claims  There is no pending or, to the Vendors’ knowledge, threatened claims, disputes, or proceedings alleging infringement, misappropriation, or violation of any third-party intellectual property rights relating to the Intellectual Property listed herein. Appendix A & B Commercially Sensitive Information Commercially Sensitive Information

Schedule 4.17 Independent Contractors This Schedule 4.17 is provided pursuant to the Share Purchase Agreement for SKV Technology Inc. and sets forth a true and complete list of all independent contractors and consultants engaged by the Corporation. Founder Information Name: Jason Thomas Role: Founder, sole developer and contributor Agreement Date: N/A (Founder) Current Status: Active Intellectual Property Assignment: All Intellectual Property created in connection with the business of the Corporation has been assigned to the Corporation. Confidentiality Obligations: Confidentiality obligations apply pursuant to founder agreements and applicable law. Except as set forth above, the Corporation has not engaged any other independent contractors, consultants, or employees, and no other third parties have contributed to the Corporation’s Intellectual Property.

Schedule 4.20 Material Contracts This Schedule 4.20 is provided pursuant to the Share Purchase Agreement for SKV Technology Inc. and sets forth a true and complete list of all Material Contracts of the Corporation. Agreement Name Parties Date Term / Renewal Brief Description Notable Provisions For clarity, standard non-disclosure agreements entered into in the ordinary course of business are excluded from this Schedule. Commercially Sensitive Information

Schedule 6.3 Transferred Assets This Schedule 6.3 is provided pursuant to the Share Purchase Agreement for SKV Technology Inc. and sets forth a detailed list of the assets to be transferred to the Corporation prior to the Closing Date, or on such other date as may be agreed in writing between the Vendors and the Purchaser, without prejudice to any claims the Purchaser may have for breach of representations or warranty or non-performance of an obligation. 1. SecureKey GitLab Project (Software Codebase) The SecureKey software codebase consists of all source code, object code, scripts, build files, configuration files, documentation, test suites, and related materials maintained within the Seller’s internally hosted private GitLab project titled “SecureKey”. This includes all repositories, subprojects, branches, tags, commit history, authorship metadata, and full version control history contained within the SecureKey GitLab project as of the Closing Date. The SecureKey GitLab project contains multiple internal repositories and components, including, without limitation, cryptographic libraries, SDK components, VPN integrations, testing frameworks, and build tooling. Repositories and components included in the transfer include, but are not limited to, the following: • public/Buildroot • public/Cloud Init • public/dpdk • public/libacvp • public/openssl • public/jitterentropy • public/qemu • public/Rng Tools • virtee/Sev • virtee/Sevctl • public/Sevctl • public/Sev Tool • public/Strongswan • public/trex • public/vpp • Administrator/crypto • internal_works/SK SDK • internal_works/sk_vm • internal_works/SK VPN Releases • internal_works/REST API • internal_works/jet_tech_public Location: Seller-hosted private GitLab instance.

Agreement of Purchase and Sale of Shares /2 2. Documentation and Support Materials All SecureKey-related documentation, design materials, deployment guides, build instructions, support documents, and related materials maintained by the Seller. Location: Google Drive folder titled “projects/SecureKey”. Transfer Method: Secure file transfer or equivalent method acceptable to Purchaser at or prior to Closing. 3. Keys, Certificates, and Credentials The Corporation utilizes certain cryptographic keys, TLS certificates, code-signing certificates, API credentials, activation keys, and administrative access credentials in connection with the SecureKey codebase, and related software products (collectively, the “Operational Credentials”). For greater certainty: (a) the existing certificates may be used during the transition period solely for purposes of maintaining, accessing, or decommissioning existing SecureKey-branded releases; (b) no representation is made that the existing certificates will be used for future QeM-branded products; (c) any reissuance, replacement, or migration to new certificates following Closing shall be considered part of the Purchaser’s rebranding and commercialization strategy and shall not constitute a defect in, or limitation of, the transferred assets; and (d) the discontinuation of SecureKey-branded products shall not affect the transfer of the underlying source code, build systems, or associated Intellectual Property. Commercially Sensitive Information

Agreement of Purchase and Sale of Shares /3 All passwords, API credentials, and administrative access credentials required to build, sign, deploy, and maintain the SecureKey software are currently stored in the Seller’s secure vault. At or prior to Closing, the Seller shall securely export and transfer such credentials to the Purchaser for import into the Purchaser’s designated secrets management system. To the Vendors’ knowledge: • No private cryptographic signing keys used for product signing are personally owned by any individual Vendor; • No customer private keys are retained by the Corporation; • No material Operational Credential is subject to a contractual non-transferability restriction that would prevent continued operation of the SecureKey software following Closing. Post-Closing Transition Cooperation: Following Closing, the Vendors shall cooperate in good faith for a reasonable transition period to assist the Corporation and the Purchaser with: (i) transfer of administrative control of certificate authority accounts; (ii) regeneration or rotation of API credentials, if desired by Purchaser; (iii) procurement and configuration of new Extended Validation code-signing certificates under the Purchaser’s (or an Affiliate) legal name; and (iv) migration of build pipelines and release processes to the Purchaser’s infrastructure. 4. Delivery of Software Assets At or prior to Closing, Vendors shall deliver to Purchaser either: (a) Administrative access to the SecureKey GitLab project; or (b) At Purchaser’s election, an export of all GitLab repositories comprising the SecureKey project, including full commit and version history, in each case sufficient to provide Purchaser with full possession, control, and use of the SecureKey software assets. Documentation and credentials shall be transferred as described above. 5. No Hardware Assets The Corporation does not own any physical hardware, equipment, or devices. Without limitation, servers, laptops, desktops, mobile devices, networking equipment, storage devices, security tokens, development hardware, and peripherals, whether owned or leased by the Vendors are not part of the Transferred Assets.

Exhibit 1.1.33 Form of Employment Agreement Commercially Sensitive Information

Exhibit 2.3.1

Earn Out Consideration

1.1. Technical Integration - 42.8% (up to C$3 M)

Milestone	Description	Payout	Completion Criteria
M1 - Commercially	Commercially Sensitive Information	C$0.75 M in cash	Demonstration by or on behalf of the Corporation
M2 - Commercially Sensitive Inf	Commercially Sensitive Information	C$0.75 M in cash	Demonstration by or on behalf of the Corporation
M3 - Commercially Sensitive Info	Commercially Sensitive Information	C$1.5 M in QeM Shares or cash	Commercially Sensitive Information

1.2. Strategic Expansion - 28.5% (up to C$2 M)

Milestone	Description	Payout	Completion Criteria
M4 - Commercially Sensitive Information	Commercially Sensitive Information	C$1 M in QeM Shares or cash	Commercially Sensitive Information
M5 - Commercially Sensitive Inf	Commercially Sensitive Information	C$1 M in QeM Shares or cash	Commercially Sensitive Information

1.3. Commercialization (28.5% - C$2 M BASE VALUE + ROYALTIES)

Milestone	Trigger	Payout	Completion Criteria
Tier 1 Sales	≥ C$1M SecureKey cumulative Sales	C$0.5 M in QeM Shares or cash + 5% royalty	SecureKey sales to ≥ C$1M
Tier 2 Sales	≥ C$2 M cumulative Sales	C$0.5 M in QeM Shares or cash + add'l 1% royalty (6% total)	SecureKey sales to ≥ C$2M
Tier 3 Sales	≥ C$3 M cumulative Sales	C$0.5M in QeM Shares or cash + add'l 1% royalty (7% total)	SecureKey sales to ≥ C$3M
Tier 4 Sales	≥ C$5 M cumulative Sales	C$0.5 M in QeM Shares or cash + add'l 1% royalty (8% total)	SecureKey sales to ≥ C$5M

Exhibit 2.3.18 Earn-Out Achievement Report This Earn-Out Milestone Achievement Report is delivered pursuant to Section 2.3.18 of the Share Purchase Agreement. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to them in the Agreement. Milestone Identification The Purchaser hereby certifies that the following Earn-Out Milestone has been achieved in accordance with Section 2.3 of the Agreement: M1 – M2 – M3 – M4 – M5 – The Milestone achieved is: __________________________ Date of Achievement The Earn-Out Milestone identified above was achieved on __________________________ Evidence of Achievement The Purchaser confirms that the objective criteria set forth in Section 2.3 of the Agreement for the applicable Earn-Out Milestone have been satisfied. Supporting documentation evidencing such achievement is attached hereto as __________________________. Certification The undersigned, being all members of the Earn-Out Committee, hereby certify that the foregoing is true and correct and that the Earn-Out Milestone has been achieved in accordance with the Agreement. By: __________________________ Name: __________________________ By: __________________________ Name: __________________________ By: __________________________ Name: __________________________ By: __________________________ Name: __________________________ DATE: Commercially Sensitive Information Commercially Sensitive Information Commercially Sensitive Information Commercially Sensitive Information Commercially Sensitive Information